Form 20-F
period 2025-09-30
707 Cayman Holdings Ltd.
filed 2026-01-16
CIK 2018222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-283619

707 Cayman Holdings Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong

Hong Kong

(Address of Principal Executive Offices)

Cheung Lui, Chief Executive Officer

Tel: + 852 3471 8000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value HK$0.0001 per share	JEM	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2025 was: 26,340,000 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

INTRODUCTION

707 Cayman Holdings Limited is a holding company with operations conducted in Hong Kong through its operating subsidiary in Hong Kong, using Hong Kong Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong Dollars into U.S. Dollars were made at HK$7.7693 to HK$1.00 for the financial year ended September 30, 2024 amounts and $7.7809 to HK$1.00 for the financial year ended September 30, 2025 amounts, in accordance with our internal exchange rate. We make no representation that the Hong Kong Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Hong Kong Dollars, as the case may be, at any particular rate or at all.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Item 4. Information on the Company

History and Organizational Structure of the Company

We were incorporated in the Cayman Islands on February 2, 2024. Our registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our principal executive office is at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong. Our telephone number is +852 3471 8000.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Annual Report:

Business Overview

We, through 707IL, are a Hong Kong-based group that sells quality apparel products and provide supply chain management total solutions to our customers spanning from Western Europe, North America to the Middle East and East Asia. We derive our revenue from the various supply chain management services we provide to our customers more particularly described in “Our Services” below and the scope of our services for each contract is negotiated with our customer on a case-by-case basis. Instead of charging our customers service fee for each type of supply chain management service we provide to them, we normally sell the finished products to our customers at a mark-up to cover the comprehensive supply chain management services we provide to them. We generally charge our customers service fees in cases where we only provide specific services to them.

Despite having fewer than three years of operating history and only 17 employees as of the date of this report, our businesses have grown and we have built relationships with customers that include mid-size brand owners and apparel companies which have comprehensive operations with private labels sold internationally and locally. For the fiscal years ended September 30, 2023, 2024 and 2025, our revenue amounted to approximately HK$84.0 million, HK$88.0 million and HK$107.0 million, respectively.

Our Services

Our comprehensive range of supply chain management total solutions include market trend analysis, design and product development, sourcing, production management, quality control and logistics services, and our solutions encompass the total supply chain from conceptualizing the product, the selection of materials until the final delivery of finished apparel products to our customers at their nominated destinations, whether it be a designated port for shipment, our customer’s warehouse or the end consumers. As our customers are mainly mid-sized brand owners and apparel companies that generally do not have a presence or any operations in Hong Kong, they rely on us to assist them in developing apparel and managing the supply chain for their brands.

Market Trend Analysis

Around six months before the scheduled delivery of apparel products to a customer, we will meet with the customer to get an initial understanding of, among other things, its and the end consumers’ apparel needs and requirements, its pricing strategy, its brand’s core principles, goals and values, market positions of its brand and its competitors and the SKU structure. Market trend analysis is conducted by our product development department.

Depending on our customers’ preferences and requirements, our product development staff conducts research on the specific apparel industry on platforms such as Adobe Stock and Vogue.com to understand the end consumers’ demands and the latest market trends on the style and technology involved. With internet and the trend of posting information on social media, we have easy access to an enormous database of relevant information that helps us to capture the latest fashion trend and understand the concepts and cultural requirement of our customers worldwide as well as to help foster new ideas and designs for our product development department. Our product development staff also keeps abreast of the latest fashion trends and styles and industry know-how by attending fashion events and apparel trade fairs, and assess the popularity of different styles amongst consumers, particularly in Western Europe, North America the Middle East and East Asia. In order to gather market information on our customers and their respective competitors, our product development staff also visits retail stores and/or the websites of our customers and other industry players. The information that we obtain provides a general guidance of the trends and preferences of end consumers of a specific region, which provides guidance on design of apparel products that suit our customers’ needs and ultimately the appetites of their end consumers. Our product development department also holds regular meetings with our chief executive officer to discuss thoughts and ideas of upcoming trends to ensure that we are in the forefront of the apparel industry. Where appropriate, we may also engage external consulting companies to assist us with market trend analysis.

After conducting the market trend analysis, we try to transform our customers’ concepts into commercially viable apparel products and a thorough understanding of the market trend will help us meet the needs and expectations of our customers. We will also optimize the design of the apparel products based on our customers’ feedback. For our mass market customers, we may do less extensive analysis as design may not necessarily be a major consideration for these customers. Based on our experience, the major factors for consideration of our mass market customers are pricing and production lead time, rather than design. In addition to analysis specifically conducted for customers, our product development staff will also conduct general market analysis prior to each new fashion season by purchasing sample items from retailers to create a physical catalog for our customers to use as a reference to create apparel products that fit their design needs and specifications as well as to facilitate creative inspiration for our product development staff and communication with third-party manufacturers.

For customers that request us to create apparel collections that follow fashion trends, we normally prepare a concept, theme and mood board which gives a preliminary feel and direction of the design that we are proposing for use in our face-to-face discussions with such customers. For mass market retailers that request us to create more generic apparel designs, we generally do not prepare a mood board. A mood board is simply a collage of current trends and fashion ideas from which we try to visually sum up the inspiration behind a proposed collection. In the mood board, we try to explain how various apparel products are to be matched with the intention of maximizing the number of SKUs that will be ordered for each collection. Once we have obtained feedback from the customers (such as their comments on patterns, colors and styling of the proposed concept and theme), we will design and develop an apparel.

Design and product development

Our product development department is also in charge of the design and product development process, which generally takes place around five months before the scheduled delivery of apparel products to a customer. The designs requested by our customers may be plain and simple (such as a t-shirt in different colors), but they may also be detailed and complicated that require specific craftsmanship (such as embroidery, rhinestone hotfix and certain washing processes). It may take approximately three to four days to create designs which require minimal design work and up to one month to design a collection of apparel products (such as t-shirts, shirts, shorts, trousers, skirts and caps for womenswear, menswear and/or childrenswear).

When we were first set up in 2021, we did not have any in-house designers as the demand for apparel products with complex design elements has been relatively low since the Pandemic. However, the employees in our product development department are very experienced in the apparel industry and are capable of preparing drawings and managing most work that is typically managed by a designer, such as design for simple apparel products from scratch or further development on existing designs provided by our customers. For more complex designs, we may seek help from external consulting companies or the designers that work for the third-party manufacturers that we plan to engage to prepare the proto samples and salesman samples. We believe that our product development staff’s in-depth knowledge and understanding of materials and manufacturing methods enable them to offer suitable solutions to address any design requirements of our customers. With the recruitment of our own in-house designer in February 2024, we are equipped to provide full in-house design services and we expect that we will outsource less design work to external consulting companies.

Apparel design is normally initiated by meetings and discussions between our customers and our product development staff. Customers that visit our office may browse through the various sample apparel products that our product development staff have amassed as part of their analysis, and they can select an existing apparel item that meets their requirements to be used as a base for our product development staff to tailor-make the design to suit their needs and specifications. In some cases, our customers may have a specific style that they wish to create for their brands (such as the use of a certain fabric or a certain aesthetic effect) and our product development staff will help to create that styling for them. With these basic specifications and our understanding of our customers’ core brand principles, goals and value, we can help our customers design apparel products and provide design suggestions (such as type of fabric, type of print and measurements, etc.) to them.

With our product development staff’s in-depth knowledge of apparel (such as types of fabrics, construction methods and detailings), we can work with our customers and discuss in detail the various options that they may have in terms of colors, details, construction, fabrics and cutting instructions, etc., so that our customers can choose the most cost-effective production method or a production method that suits their quality needs. With the detailed requirements of our customers in mind, our product development staff will prepare techpacks for use by the third-party manufacturers who manufacture the apparel products for our customers. A techpack is an informative sheet which sets out all the specifications for an apparel product and will typically include information such as graphic images, hang tag placements, labelling specifications and specific dimensions of the apparel product. In cases where our customers already have an in-depth understanding of apparel design, they may provide us with their own techpacks for use in the production of their apparel products.

After the designs have been prepared, they have to be approved by our chief executive officer before they are presented to our customers. For designs prepared and presented to our customers, we will specify the type of materials proposed to be used and the production price per piece based on the SKU proposed by our customers. Our customers will then indicate which designs and the SKU they would like to order and our merchandising department will arrange for sales contracts to be drafted and delivered to the customers for their acceptance and confirmation. For customers who require us to design apparel products in a collection for a brand, the SKU for each order may range from approximately 300 to 2,000. For apparel products that target the mass market and are less affected by trends, customers may order more than 2,000 SKU for each collection.

Sourcing

After a design has been approved by our customer and the relevant sales contract signed, we will move into the sourcing process that generally takes place around four months before the scheduled delivery of apparel products to our customer. During the sourcing process, we will proceed to prepare proto samples and salesman samples. A proto sample is a prototype of a new design of apparel products. This is the first sample in the design and development stage of apparel products. A proto sample is made to communicate the design of a style or a line or to present garment structure and will not necessarily focus on fit and fabric detailing. The cost of preparing a proto sample is typically borne by third-party manufacturers who will manufacture the apparel products for us. A salesman sample is the apparel made with the actual fabric, trims and accessories proposed to be used and is used to obtain feedback to help customers forecast demand. The cost of preparing a salesman sample is initially borne by us and subsequently charged to our customers.

We normally outsource the manufacturing of apparel products to a third-party manufacturer with appropriate technical skills to produce the apparel products with raw materials that satisfy our customer’s pricing and design needs and such third-party manufacturer is also responsible for the sourcing of raw materials for the apparel products and the production of pre-production samples. All third-party manufacturers are required to undergo our vetting process to ensure that their operations are in compliance with or aligned to international manufacturing guidelines or practices and local regulations. In assessing whether a manufacturer is suitable, we consider, among other things, their experience in the apparel industry, reputation, technical capabilities, financial strength, production capacity, quality control measures, ethical practices and past record of compliance with applicable standards for apparel products, and we may also conduct an on-site inspection on such manufacturer. Before deciding on which third-party manufacturer to appoint for the manufacturing of the final apparel products, we may source different third-party manufacturers to produce proto samples and salesman samples, but we typically give a first right of refusal to produce the pre-production sample and the final apparel products to the third-party manufacturer which produced the proto samples and salesman samples.

If the appointed third-party manufacturers are unable to source the appropriate raw materials, we will assist in sourcing raw materials but will typically request our third-party manufacturers to liaise directly with the raw material suppliers that we have recommended to purchase the necessary raw materials. Occasionally, we may have to source raw materials and deliver them to the appointed third-party manufacturer to produce salesmen samples and charge them for the costs incurred.

Production management

We do not have any manufacturing capabilities and all the apparel products (including proto samples, salesman samples, pre-production samples and final apparel products) are produced by independent third-party manufacturers. During the fiscal years ended September 30, 2023, 2024 and 2025, all the apparel products produced by third-party manufacturers were produced in the PRC but some of these manufacturers also have manufacturing facilities in Vietnam, Bangladesh and Cambodia that we may utilize, if needed.

Our merchandising department is responsible for production management which includes, among other things, monitoring production schedules, evaluating the performance of third-party manufacturers and providing technical support to third-party manufacturers. After our customers have signed the sales contracts with us, our merchandising staff will confirm our orders with the relevant third-party manufacturers to produce the apparel products based on our customers’ design and fabric requirements and will continue to provide technical support to such third-party manufacturers. All third-party manufacturers engaged by us are required to sign a confidentiality agreement agreeing to keep all information with respect to the engagement (such as designs, drawings and marketing plans) confidential and a confirmation that they will comply with our code of conduct with respect to labor policy, ethical conduct and environmental protection, etc.

The lead time between the initial stage of creation of product designs, development of samples and the placing of orders by our customers is generally up to one month, and the lead time between the placing of orders by our customers and the completion of bulk production and delivery is generally two to six months.

Quality control

Quality control is a critical part of the supply chain management total solutions we provide to our customers. Our merchandising department is responsible for quality control during the production stage under the supervision of our chief executive officer. They monitor and inspect the apparel products produced from the time of production of proto samples (if required), procurement of raw materials to the apparel products being produced during inline production. We have established the following quality control measures during various critical points of our supply chain management process:

Quality control of fabric

Materials to be used in the production of apparel products are typically sourced by the third-party manufacturers. At the time when techpacks are provided to the third-party manufacturers, we will specify to them, among other things, the quality of fabrics and other materials that are required. It is the responsibility of the third-party manufacturers to source from their own sources, or from sources that we have introduced to them, the materials of appropriate quantity and quality. Any materials used in the production of salesman samples, pre-production samples and final apparel products, are checked by our merchandising staff to ensure that they meet our customer’s standards and/or requirements. Any materials that do not meet our customer’s standards and/or requirements will not be approved for pre-production or bulk production.

Certain customers may nominate specific suppliers to supply certain materials for the manufacture of apparel products to be sold to them. In these cases, we will obtain price quotations for such customers but we will not be responsible for the quality of such suppliers. However, we will still go through the necessary quality checks on the quality of the fabric supplied by such suppliers to ensure they meet our customers’ standards and/or requirements.

Quality control of apparel production

During the pre-production and the bulk production processes, our merchandising staff will visit the third-party manufacturers to ensure that the quality of the apparel products produced (including size, cutting and fabric) is within our customers’ specifications and the information contained in the techpacks. If they find any specifications that are not met, they will notify the third-party manufacturers for rectification measures to be taken. Inspections of semi-finished apparel products are carried out at various stages of the manufacturing process with a final detailed inspection to be carried out on the finished apparel products before the delivery of final products to our customers’ nominated destinations, which could be a designated port for shipment, our customer’s warehouse or the end customers. A final quality control inspection report is prepared by our merchandising staff which will cover, among other things, the number of pieces inspected, labelling requirements, packaging requirements and we will specify major and minor defects which may not be acceptable to our customers.

Corporate social responsibility checks

The apparel industry and end consumers are generally trending to more corporate social responsibility matters. Customers want to buy and connect with brands that care about the products and services they offer, who value the importance of an ethical supply chain and will incorporate social and human rights and environmental considerations into how they do business across the world. During the fiscal years ended September 30, 2023, 2024 and 2025, we had a customer that had their own supplier compliance package on corporate social responsibility matters that they expect all their suppliers to comply with. We understand that some of our other customers are working towards their own supplier compliance package that in the future will require our compliance. There may be additional costs we incur as we seek to meet the more stringent production standards that the industry is trending towards.

We endeavor to boost the sustainability and transparency of the supply chains for our customers. As such, we will conduct human rights, environmental and good governance due diligence on each third-party manufacturer before we sign our purchase contract with them. We will also require each third-party manufacturer to sign a confirmation that they would abide by our code of conduct when they source raw materials and produce apparel products for our customers at the time of signing the purchase contract. The code of conduct provides, among other things, no child labor should be used, fair wages are paid, health and safety of the workers are being protected and no environmental pollution, which is generally consistent with our customer’s own supplier compliance package. In the case of a customer that has its own supplier compliance package on corporate social responsibility matters, we take extra care to inform the third-party manufacturers that produce their apparel products about their specific supplier compliance requirements.

Product return and feedback/complaints handling

It is a typical term in the sales contracts with our customers that customers could return or make claims for products with defects or incorrect quantity within 10 days after the date of receipt of the apparel products. If we receive any feedback or complaint from our customers, we will investigate which party should be held responsible for it. If any defect is caused by the third-party manufacturer engaged by us, we will negotiate a settlement with our customer (such as allowance for product returns or discounts) and then make a claim against such manufacturer. There were no product returns or other major claims or complaints from our customers during the fiscal years ended September 30, 2023, 2024 and 2025.

Logistics services

The method of delivery of finished apparel products to our customers is normally agreed between us and our customers on a case-by-case basis. Most of the sales contracts that we enter into with our customers with deliveries during the fiscal years ended September 30, 2023, 2024 and 2025 specify that the items sold are to be delivered to them on a FOB (free on board) basis, i.e., we are only required to pay for transportation of the goods to the port of shipment and loading costs. In other words, legal title to the apparel products will be transferred to our customers when they are loaded onto the ship and we will not be considered as an importer at the port of discharge. In these cases, we also include the corresponding term in the purchase contracts with third-party manufacturers that all goods ordered are to be delivered on FOB basis. Through this arrangement, we do not have to bear the risk of any damage caused to the apparel products or losses during the transit to our customers’ designated ports of shipment. As part of our supply chain management total solutions, we ensure that appropriate logistics for the delivery of the finished apparel products to the port specified by our customers are made by the third-party manufacturers generally two weeks before the scheduled delivery date.

Apart from delivery on a FOB basis, we can also arrange for delivery on CIF (costs, insurance and freight), DDP (delivered duty paid) and FCA (free carrier) bases upon the request of our customers. Regardless of the delivery method agreed, we will request the relevant third-party manufacturer to deliver the finished apparel products to us with the same delivery method so that we do not have to bear the risk of any damage caused to the apparel products or losses during transit or keep any inventory of the apparel products.

As part of our supply chain management total solutions, we can also provide warehouse logistics services to our customers with such costs being built into our product costs. Our customers can request for the finished apparel products to be delivered to our warehouse in Hong Kong (at which point the legal title of the apparel products will pass to our customers) and we can help our customers store, pick and pack the apparel products and arrange for them to be shipped to our customers’ nominated destinations (which could be their brick-and-mortar stores or the end consumers). We can also set up showrooms for our customers in our office to help showcase their products to their business associates.

Seasonality

Our results from operations are affected by seasonal fluctuations in demand for our products. We experience higher sales volume and turnover in the time leading to Christmas and fall/winter season. Moreover, sales of certain products are subject to seasonality by nature. For example, sales of jackets and garment are generally higher in cooler seasons, and these products are also of higher value. Accordingly, various aspects of our operations, including sales, production capacity and utilization, working capital and operating cashflow, are exposed to the risks associated with seasonal fluctuations in demand for our products pattern, and our quarterly or interim results may not reflect our full-year results.

Marketing

We intend to use part of our proceeds to expand our marketing efforts, including attending trade fairs to expand our customer base through exposure to wholesale buyers; strengthening and increasing our online presence. We believe there is potential to create better brand awareness and possibly expand into direct to consumer sales through a presence on social media. We also intend to engage local third party marketing agencies or consultants in countries where our suppliers are based in order to help us develop a cohesive marketing program and to further strengthen our reputation and our customer relationships.

Our Business Model

We generally do not enter into long-term contracts with our customers and the third-party manufacturers, which we believe is the common practice in the apparel supply chain management service industry in Hong Kong. We generally sign our standard form sales contracts with our customers on a case-by-case basis after they have confirmed the order for a new batch of apparel for a new season. The sales contracts would normally include, among other things, details of customer, payment or credit terms, quantity in terms of pieces, trade terms (i.e. manner of shipment), delivery date, detailed list of apparel products to be ordered and total contract price. After we have signed a sales contract with a customer, we will sign our standard form purchase contract with the relevant third-party manufacturer as we do not own any manufacturing facilities. The purchase contracts would normally include, among other things, details of the third-party manufacturer, payment terms, quantity in terms of pieces, trade terms, delivery date, detailed list of apparel products to be ordered and total contract price.

All sales contracts and purchase contracts have to be approved by Mr. Cheung, our executive director and chief executive officer, or in his absence, by our chief financial officer, Mr. Chak. All our sales are denominated in U.S. dollars and the purchases under the purchase contracts are also denominated in U.S. dollars. We normally match the trade terms under a sales contract with the back-to-back purchase contract so that the third-party manufacturer will deliver or ship the finished apparel products to the destination nominated by our customer, and we do not have to bear the risk of any damage or losses during transit nor maintain any inventory. However, the payment terms under a sales contract and the back-to-back purchase contract are subject to negotiation between ourselves and our customers on the one hand and between ourselves and the third-party manufacturer on the other, and hence will not match in most circumstances.

We generally request all our customers to provide a deposit to us at the signing of a sales contract, with the balance to be settled before shipment (for new customers) or up to 30 days after shipment (for recurring customers). In the case of recurring customers which have a good credit history with us, we may waive the requirement for a deposit and grant them a credit period of up to 45 days after shipment. Our customers typically pay us by telegraphic transfer, and we generally pay the third-party manufacturers by telegraphic transfer or letter of credit. Some third-party manufacturers request deposits from us at the signing of the purchase contract, with the balance or full payment to be settled up to 60 days after shipment. For the fiscal years ended September 30, 2023, 2024 and 2025, we did not have any material bad debts which were required to be written off.

In 2021, we entered into long-term service agreements with two customers as special arrangements during the Pandemic mainly because border controls and mandatory quarantine requirements during the Pandemic had made it difficult for them to manage the supply chain themselves. Such long-term service agreements were eventually terminated in 2022 and 2023, respectively. The service income derived from these two service agreements accounted for 1.4%, 0% and 0% of our revenue during the fiscal years ended September 30, 2023, 2024 and 2025, respectively. At the date of this report, we do not have any long-term agreements with our customers.

During the fiscal years ended September 30, 2023, 2024 and 2025, the apparel products that we sourced and sold directly to our customers comprised knitted and woven apparel products, such as t-shirts, trousers, dresses, shorts, sweaters and jackets for men, women and children, and t-shirts, jumpsuits and hoodies for pets. We also sold leather apparel products (such as jackets, pants, skirts and vests) and apparel-related accessories for humans (such as belts) and pets (such as bags and leashes). Due to the wide range of apparel products we sold during the fiscal years ended September 30, 2023, 2024 and 2025, the price per SKU of the apparel products ranged from approximately US$0.8 to US$372.6.

Instead of charging our customers service fees for each type of supply chain management services we provide to them, we normally sell the finished products to our customers at a mark-up to cover the comprehensive supply chain management services we provide to them. As such, our revenue is generally correlated with the sales volume and the selling price of our apparel products, and is determined by our customers’ demand which, in turn, is influenced by the macro consumer market, the worldwide economy, the end consumers’ spending habits and our customers’ satisfaction with our services.

Competitive Landscape of the Apparel Supply Chain Management Industry in Hong Kong

The apparel supply chain management service industry in Hong Kong is highly fragmented and competitive. We believe that apparel supply chain management service providers generally compete on (i) reputation and certifications (such as ISO 9000, ISO 14000 and the Global Organic Textile Standard) which help to establish a service provider’s credentials; (ii) scope of services encompassing the entire supply chain process which may help to reduce production lead times and costs; (iii) scope and economies of scale which may help to lower production costs; (iv) financial risk management; and (v) credibility with apparel brand owners or retailers and manufacturers.

Our Competitive Strengths

We believe we can achieve sustainable growth with the following competitive strengths:

Our management team possesses extensive apparel industry experience

Our ultimate controlling shareholder, executive director and chief executive officer, Mr. Cheung, has over 18 years of experience in the apparel industry and he is instrumental in the growth of our Group. As a veteran with established business connections in the field, he has attracted a lot of talent to join our management team, which includes our chairman and executive director, Mr. Sfez (who has worked with him for over 10 years), our chief financial officer, Mr. Chak (who has worked with him for over 10 years) and the heads of our product development department and the merchandising department, each having approximately 30 years of experience in their respective fields of expertise, possesses extensive apparel industry knowledge and experience and has considerable experience in working with renowned international fashion labels. With a highly experienced management team, we believe that we are well placed to develop sustainable business strategies, anticipate changes in fashion trends and styles, assess and manage risks as well as to capture profitable market opportunities. We believe that our management team possesses the necessary experience, qualifications, commitment and leadership skills to manage and sustain our business, which helps us to attract and retain customers despite our short operating history and to ensure that our business continues to develop and grow in the long run, as evident by the recurring orders from our customers and the growing number of new customers.

Our apparel supply chain management services offer total solutions to our customers

We offer our customers total solutions for their complete apparel design and procurement needs. Our solutions target the complete needs of our customers from initial market trend analysis to design and product development, sourcing, production management, quality control and logistics services. We target mid-sized brand owners and retailers with limited resources, with whom we co-develop designs and collaborate on product development, thus enabling our customers which generally do not have any presence or operations in Hong Kong to do business without having the complexity and cost of operating their own regional sourcing office. Our extensive experience and expertise in the field and our business network have helped our customers to operate their business in a more cost-effective and efficient manner.

We have built a good relationship with an established network of experienced third-party manufacturers

During the fiscal years ended September 30, 2023, 2024 and 2025, we have worked with 39 third-party manufacturers, some of which have manufacturing facilities in the PRC and Vietnam. Some of these manufacturers also have factories in Bangladesh and Cambodia, and, in the future, we may utilize these facilities. As veterans in the apparel industry, our management team has established close working relationships with a wide network of experienced third-party manufacturers with different technical capabilities, to enable us to target the specific needs and demands of our customers by appointing the appropriate third-party manufacturer(s) to produce the apparel products for them in a cost-effective, efficient and timely manner.

We have a diversified range of customers

Our total number of customers increased from 10 in the fiscal year ended September 30, 2023 to 71 in the fiscal year ended September 30, 2024, including eight recurring clients, and decreased to 23 customers in the fiscal year ended September 30, 2025, of which 12 were recurring customers. The decrease in the number of customers was mainly due to the dropping of the small customers that were not profitable to the Company. Our customers are based in Western Europe, North America and the Middle East, and we have managed to develop a range of customers in terms of geographical locations as well as design and technical needs. We believe that a diversified range of customers provides us with exposure to new cultures, demands and needs and thus enable us to widen our design and supply chain management capabilities which, in turn, will better equip us to serve our existing and new customers. Furthermore, we believe it will also help us to minimize our concentration risk and may help to steer us through rough times due to regional economic or political turmoil.

We have stringent quality assurance and control measures

As an apparel supply chain management service provider, our customers rely on us to ensure that the apparel products we source for them meet their specifications. Our merchandising department is responsible for quality control during the production stage under the supervision of our chief executive officer and they monitor and inspect the apparel products produced from the time of production of proto samples (if required), procurement of raw materials to the apparel products being produced during inline production. Third-party manufacturers are also responsible for the sourcing of raw materials for the apparel products and they are required to undergo our vetting process to ensure that they are technically capable, socially responsible, financially sound and that their operations are in compliance with or aligned to international manufacturing guidelines or practices and local regulations. Please see “Our Services” above for details. With these stringent quality assurance and control measures throughout our apparel supply chain management, we gain the trust and confidence of our customers as evident by the recurring orders from our customers and the growing number of new customers.

We operate in a cost effective and asset-light manner

We managed to provide supply chain management total solutions to our customers with minimal staff and overhead costs and a relatively simple business structure. We do not own any manufacturing facilities and we generally arrange for third-party manufacturers to deliver the finished apparel products to our customers in accordance with the sales contracts we signed with our customers. As such, we do not have any inventory holding risks and we are not liable for damages or losses during the transit of the finished apparel products to our customers’ nominated destinations. We are flexible with the services that we can offer to our customers and our ability to operate in a financially prudent manner helps to ensure our profitability.

Business Strategies

We plan to leverage our ultimate controlling shareholder, executive director and chief executive officer, Mr. Cheung’s experience and established business connections to continue to sell quality apparel products and provide supply chain management total solutions to our customers as well as to expand into the retail and or wholesales sectors by (1) developing our own brand, and/or acquiring licenses from brands of quality human apparel products.

Our Growth Strategies

Mr. Cheung observed that quarantining and working from home during the Pandemic had a profound effect on how people shopped and the type of clothing they purchased. He also observed that apparel businesses with a strong online presence, several manufacturing locations and an ability to quickly adjust their merchandise were better able to withstand the Pandemic’s impact. He envisaged that if we were to leverage his experience in supply chain management total solutions (which include market trend analysis, design and product development, sourcing, production management, quality control and logistics services) and his business connections with other industry players in the field (such as third-party manufacturers and material suppliers), we could build on our core business by developing our own brands and/or through acquisition of brands/ brand licenses to sell quality apparel products for humans to customers in both retail and wholesale levels in Asia as well as distributing our customers’ apparel products on our sales platforms which can be a combination of both online, social media platforms, and brick-and-mortar stores. Given our customers are mainly mid-size brand owners and apparel companies that generally do not have a presence or any operations in Asia, having our own sales platforms servicing as their sales channel may work to our mutual benefit and help to widen our service capability as well as sources of revenue.

We plan to offer our apparel products via multi channels which may include strategically located brick and mortar channels, online channels, and social media platforms where customers can place orders for them through our website, mobile app, social media accounts or the brick-and-mortar store(s) that coped with strategically placed promotional materials and price strategies. We can also adopt a just-in-time inventory system to minimize the inventory of our apparel products and the obsolescence of such inventory. This business model will involve rapid design, production, distribution and marketing, and will allow us to pull large quantities of greater product variety as well as to meet the latest and newest trends and allow customers to get more style of value-for-money products.

To implement this new business, we plan to (i) expand our design and product development department, merchandising department and logistics department; (ii) set up a sales, marketing and distributions department and an information technology department; (iii) hire more inhouse designers to support our product development department and hire more merchandisers for sourcing and production management; (iv) acquire state-of-the-art computer aided design software and tools for use by our designers; (v) expand our warehouse; (vi) revamp our current website and build a new mobile app; and (vii) upgrade our enterprise resource planning (“ERP”) system, to cater for this new business. We expect that our total head count will be increased to at least 25 by 2026.

We also plan to obtain the rights from more labels to distribute their apparel products on our sales platforms. We believe this new business will complement our core business in selling quality apparel products and the provision of supply chain management total solutions to customers as we can cross-sell such services to customers which only utilize our sales platforms. There may be additional costs and infrastructure required in order to build out these direct sales capabilities.

While implementing the above strategies and business plans, we will seek to adhere to prudent financial management to ensure sustainable growth and capital sufficiency.

Real Property

We currently operate in the following three leased premises in Hong Kong:

Location	Usage	Lease period	Monthly rent (HK$)	Approximate gross floor area

5th Floor, AIA Financial Centre 712 Prince Edward Road East San Po Kong, Kowloon Hong Kong	Head office, showrooms and warehouse	September 1, 2023 to August 31, 2026	236,980	11,849 square feet

Flat 4A, Chiap King Industrial Building 114 King Fuk Street, San Po Kong, Kowloon, Hong Kong	Warehouse and logistics center	August 1, 2023 to October 28, 2025	70,000	5,399 square feet

Flat A, 61/F Block 2, Harbourfront Landmark, No. 11 Wan Hoi Street, Kowloon, Hong Kong	Staff quarter	June 1, 2025 to May 31, 2027	70,000	2,139 square feet

Business Development

We strive to maintain good business relationships with our customers. Our ultimate controlling shareholder, executive director and chief executive officer, Mr. Cheung, with the support of our chairman and executive director, Mr. Sfez, is responsible for fostering, building and maintaining our relationship with customers and keeping abreast of market developments and potential business opportunities.

Pricing Model

In cases where we sell the finished products to our customers at a mark-up to compensate us for the comprehensive supply chain management services we provide to them, the price of apparel products we quote to our customers will depend primarily on, among other things, the quality and quantity of raw materials used, technical complexity of the design and details that are required to be incorporated in the apparel product and the number of SKU. For apparel products that are more technically demanding, we normally charge a higher profit margin. When determining the price of apparel products offered to our customers, we generally take into consideration, among other things, the production costs as quoted to us by the third-party manufacturers, the cost of materials (if required to be separately procured) and our expected margins. As our production cost is fixed at the time we offer our pricing to our customers, any fluctuation or changes to raw material costs would be borne by the third-party manufacturers.

In cases where we charge our customers service fees for the specific supply chain management services we provide to them, the service fees we quote to our customers will depend primarily on, among other things, the type of services involved, the time and skills required to provide the relevant services, our operating costs and the price of similar services in the market.

Customers

We serve a range of customers spanning from Western Europe, North America and the Middle East and East Asia. Our customers mainly comprise mid-size brand owners and apparel companies and certain of them have comprehensive operations with private labels that are sold internationally and locally. They generally do not have a presence or any operations in Hong Kong. Our total number of customers increased from 10 in the fiscal year ended September 30, 2023 to 71 in the fiscal year ended September 30, 2024, including eight recurring clients, and decreased to 23 customers in the fiscal year ended September 30, 2025, of which 12 were recurring customers. The decrease in the number of customers was mainly due to the dropping of the small customers that were not profitable to the Company. The top three customers contributed approximately 93.0%, 77.7% and 72.0% of our revenue during the fiscal years ended September 30, 2023, 2024 and 2025, respectively, of which three and four customers accounted for 10% or more of our total revenue for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. Those top three customers accounted for approximately 48.0%, 33.2%, and 11.8% of our total revenue for the fiscal year ended September 30, 2023; and those top three customers accounted for approximately 28.5%, 25.4%, and 23.7% of our total revenue for the fiscal year ended September 30, 2024; and those four customers accounted for 32.7%, 26.7%, 12.6% and 12.4% of our total revenue for the fiscal year ended September 30, 2025.

We decide whether to pursue a business relationship with a customer based on, among other things, the projected number of orders and size of orders in terms of SKU that we expect to receive from such customer and their historical trading record with us (if any). Some customers provide us with their respective purchase projections for the coming year on an annual basis in the last quarter of each calendar year with their estimate of the quantity of apparel products required for each fashion season (i.e. either Spring/Summer or Fall/Winter). Such purchase projections provide an indication of the quantity of apparel products required by our customers for each fashion season. In order to minimize our credit risk, we conduct desktop searches and credibility checks on all new customers before accepting any orders from them. We generally do not enter into long-term contracts with our customers and sales contracts are negotiated and signed with our customers on a case-by-case basis. We generally commence discussions with our customers for new orders approximately six to seven months before a new batch of apparel products are offered for a new season.

Suppliers

During the fiscal years ended September 30, 2023, 2024 and 2025, all our suppliers were third-party manufacturers. We have worked with a total of 39 third-party manufacturers, some of which have manufacturing facilities in the PRC, Vietnam, Bangladesh and Cambodia. The majority of the finished apparel products purchased in the fiscal years ended September 30, 2023, 2024 and 2025 were manufactured in the PRC.

We have a diversified base of third-party manufacturers with different technical capabilities, so we can choose the most suitable one for our customers based on their needs and specifications. We generally obtain quotations from two to three third-party manufacturers and negotiate various terms of engagement with them, including the total production costs, payment terms, delivery method and schedule before presenting our price quote to our customer. We generally do not enter into long-term contracts with our suppliers. For the fiscal years ended September 30, 2023, 2024 and 2025, aggregate purchases from our five largest suppliers accounted for approximately 63.1%, 77.8% and 80.6% of our total purchases, respectively, of which 3, 2 and 3 suppliers accounted for 10% or more of our total purchases for the fiscal years ended September 30, 2023, 2024 and 2025, respectively. They accounted for approximately 20.9%, 13.1% and 11.9% of our total purchases for the fiscal years ended September 30, 2023, 36.9% and 17.4% of our total purchases for the fiscal years ended September 30, 2024, and 31.9%, 17.3% and 14.9% of our total purchases for the fiscal years ended September 30, 2025, respectively.

Employees

At the date of this report, we had a total of 17 employees and the number of our employees classified by function was as follows:

Management	3
Product development	2
Merchandising	5
Logistics	3
Finance & Administration	4
Total:	17

All our employees are local and they are not covered by collective bargaining agreements. We offer competitive salaries, discretionary performance-based bonuses and a defined contribution to a MPF scheme to our employees. We have complied with the statutory minimum wage requirement provided under the Minimum Wage Ordinance for the fiscal years ended September 30, 2023, 2024 and 2025 and consider our labor practices and employee relations to be good.

Intellectual Property

We provide our apparel supply chain management services under the brand name of “707.” We do not have any registered trademark, but we have registered the domain name http://www.707limited.com.

In Hong Kong, design elements of a wide range of products such as the shape, configuration, pattern or ornament of an article can be registered as registered designs provided that they appeal to and can be judged by the eye in the finished article. Owners of registered designs have the right to prevent others from manufacturing, importing, using, selling or hiring out their design products. We understand the importance of design and we endeavor to ensure that the design of the apparel products for our customers should not be in breach of any third-party intellectual property rights, in particular, design rights. Our sales contracts generally provide that all design rights created during our design process for our customers belong to our customers. To ensure that the design of the apparel products for our customers does not infringe any third-party rights, our product development staff are required to adopt the following work procedures:

(i)	all design work should be sufficiently documented with customer’s name/brand name and the relevant season (e.g. Fall/Winter 2023);

(ii)	all market trend analysis should be properly saved;

(iii)

prior to using, among other things, any graphics, images, patterns and designs provided by our customers, steps should be taken to diligently ensure that the intellectual property belongs to our customer or to ensure such designs do not belong to others, including (a) conducting desktop analysis which includes searches on online databases available at the governmental intellectual property offices in Hong Kong, the PRC and other jurisdictions that are relevant to our customers; (b) performing general searches using web search engines and a photo sharing website; (c) visiting websites of well-known international brands to conduct similarity test for possible intellectual property rights infringement; and (d) obtaining confirmation from our customers that the images or designs to be used in production are owned by them before we commence any design work;

(iv)	all changes to any designs should be tracked and saved until the final adopted versions;

(v)

each final design draft should be approved by our chief executive officer, and when approving the design, we adopt the general principle that following a trend is fine but exact or substantially similar design should always be avoided;

(vi)	consult our chief executive officer in cases of any potential infringement; and

(ii)	if required, obtain legal advice to ensure that there is no infringement before we proceed to manufacture the apparel products.

To our best knowledge, we have not been involved in any proceedings with regard to, and we have not received notice of any claims or infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Cyber Security

We have the legal obligation to protect the personal data and confidential information of our customers. Therefore, to ensure the adherence to such obligations, we implement a number of internal control measures on our information technology systems, including (i) installing various firewalls and anti-virus software to protect our information technology systems from cyber security breaches such as unauthorized access, hacking and computer viruses; (ii) requiring proper approval for any request for firewall modification; (iii) recording and reviewing unusual situation and suspicious activity, and taking and properly documenting all follow-up actions immediately; (iv) enabling password protection for and restricted access (i.e. to designated personnel in accordance with their roles and responsibilities) to files that contain confidential personal information, and the staff in charge should ensure that password access will not be granted to unauthorized personnel; (v) enabling individual user’s password protection known only to the user for each computer, including password protected screen for all mobile equipment; (vi) reviewing access rights to computers on an annual basis, and access rights of all employees, contractors and third-party users to information and information processing facilities will be removed upon termination of their employment, contract or agreement, or otherwise adjusted; (vii) requiring the destruction of confidential files, products and devices to be made in a secure manner; and (viii) reminding computer users to avoid downloading unauthorized and suspicious software that could potentially compromise data security. Moreover, we perform system backup instantly using cloud technology.

We will continuously monitor and improve our internal control procedures to ensure that it is in line with the growth of our business and good corporate governance practice.

Insurance

We believe we maintain adequate insurance which includes without limitation (i) office content all risks (excluding stock) insurance covering business interruption, money & assault, public liability and employees’ compensation; (ii) property all risk insurance for the warehouse; (iii) credit insurance covering unpaid receivables; and (iv) group medical insurance. We believe that our existing insurance coverage is in line with the industry practice in Hong Kong and is customary for a business of its nature and size. We will continue to review our insurance coverage and where appropriate, make necessary and appropriate adjustments to align with our changing needs.

Litigation and Other Legal Proceedings

At the date of this report, we are not party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our directors to be pending or threatened against us which could have a material adverse effect on our business, results of operations or financial conditions.

REGULATORY ENVIRONMENT AND THE LAWS AND

REGULATIONS OF HONG KONG

The following sets forth a summary of the material laws and regulations relating to our Group’s business operations in Hong Kong.

This section summarizes the major aspects of the principal laws, rules and regulations that are directly relevant and material to our operations in Hong Kong.

HONG KONG REGULATORY OVERVIEW

We only have office and operations in Hong Kong. Based on the advice from our Hong Kong Legal Advisers and the representations of our Company, 707IL had obtained all material requisite licenses, approvals and permits from the relevant governmental authorities in Hong Kong for our business operations in Hong Kong during the Track Record Period and up to the date of this report.

This section sets forth a summary of the general Hong Kong laws and regulations applicable to our Group’s business in Hong Kong.

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) is an ordinance to provide for, among others, the regulation and control of the import of articles into Hong Kong and the export of articles from Hong Kong.

Textiles, which include any natural or artificial fiber products and any combination of natural and artificial fiber as defined under the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong), a subsidiary legislation of the Import and Export Ordinance, are currently not a ‘‘prohibited article’’ under the provision of the Import and Export Ordinance and its subsidiary legislations. Thus, a license issued by the director-General of Trade and Industry for permission of importation and exportation is not necessary under the Import and Export Ordinance. However, we can apply for registration under the Import and Export (General) Regulations as a registered textiles trader under the textiles trader registration scheme (‘‘TTRS’’). TTRS is a voluntary registration scheme and is not a mandatory requirement for us to conduct our business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration. We held a valid business registration certificate under the Business Registration Ordinance throughout the Track Record Period and as at the date of this report.

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) is an ordinance for the purposes of imposing taxes on property, earnings and profits in Hong Kong. The Inland Revenue Ordinance provides, among others, that persons, which include corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are chargeable to tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business.

As at the Latest Practicable Date, the standard profits tax rate for corporations is at 16.5%. The Inland Revenue Ordinance also contains provisions relating to, among others, permissible reductions for outgoings and expenses, set-offs for losses and allowances for depreciation. We as a company carrying out business in Hong Kong is subject to the profits tax regime under the Inland Revenue Ordinance.

Our directors confirm that 707IL had complied with the applicable provisions under the Inland Revenue Ordinance throughout the Track Record Period and up to the Latest Practicable Date.

Registered Designs Ordinance (Chapter 552 of the Laws of Hong Kong)

The Registered Designs Ordinance is an ordinance to provide for registered design right and related matters.

Design elements of a wide range of products such as the shape, configuration, pattern or ornament of an article can be registered as registered designs provided that they appeal to and can be judged by the eye in the finished article. In order to obtain protection as registered designs in Hong Kong, designs must be registered under the Registered Designs Ordinance and the Registered Designs Rules (Chapter 522A of the Laws of Hong Kong), a subsidiary legislation of the Registered Designs Ordinance. It is not a mandatory requirement to register a design in Hong Kong.

The registration of a design under the Registered Designs Ordinance gives to the registered owner the exclusive right to the design in relation to the article for which the design is registered. The period of protection of a registered design is renewable for periods of five years, up to a maximum of 25 years in total.

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for, among other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith. Under section 25 of the Employment Ordinance, where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the Employment Ordinance commits an offence and is liable to a fine up to HK$350,000 and imprisonment up to three years. Further, under section 25A of the Employment Ordinance, if any wages or any sum referred to in section 25(2)(a) are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who willfully and without reasonable excuse contravenes section 25A of the Employment Ordinance commits an offence and is liable on conviction to a fine up to HK$10,000.

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPF schemes are defined contribution retirement schemes managed by authorized independent trustees. The Mandatory Provident Fund Schemes Ordinance provides that an employer shall participate in an MPF scheme and make contributions for its employees aged between 18 and 65. Under the MPF scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purposes is currently HK$30,000 per month or HK$360,000 per year.

Unless an employee is exempted from making MPF contributions under the MPFSO, an employer is required to enroll a new employee within the first 60 days of his/her employment. Both regular and casual employees (including part-time employees, who are employed for a period of 60 days or more) should be enrolled in the employer’s selected MPF scheme(s). For casual employees in the catering services industry who are not enrolled in the employer’s selected MPF scheme, an employer is required to enroll them within the first ten days of their employment.

An employer will commit an offence if it fails to enroll its employees in the selected MPF scheme by the specified statutory deadline, and the employer may be subject to a maximum penalty of HK$350,000 and imprisonment for three years, and to daily penalty of HK$500 for continuing offences. If an employer does not pay contributions or fails to pay contributions on time MPF Authority may file civil actions to recover contributions in arrears, and also initiate criminal prosecution against non-complying employers. Upon conviction, offenders are liable to a maximum penalty of HK$450,000 and imprisonment for four years, and an extra daily fine of up to HK$700. If the employer fails to comply with a court order to pay the contributions in arrears or the surcharge within 14 days of a payment deadline, the offender is liable to a maximum penalty of HK$350,000 and imprisonment for three years upon conviction, and an extra daily fine of up to HK$500. A further financial penalty of $5,000 or 10% of the defaulting amount, whichever is greater, is payable by the offender.

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries sustained by or death of the employees caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases suffered by the employees.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction to a fine of HK$100,000 and imprisonment for two years.

According to section 48 of the Employees’ Compensation Ordinance, an employer shall not, without the consent of the Commissioner for Labour, terminate, or give notice to terminate, the contract of service of an employee (who has suffered incapacity or temporary incapacity in circumstances which entitle him to compensation under the Employees’ Compensation Ordinance) before occurrence of certain events. Any person who breaches this provision is liable on conviction for a fine up to HK$100,000.

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance, which came into effect on 1 May 2011, provides a statutory minimum wage for employees in Hong Kong. In essence, wages payable to an employee in respect of any wage period, when averaged over the total number of hours worked in the wage period, should be no less than the statutory minimum wage. With effect from 1 May 2013, the Minimum Wage Ordinance provided for a prescribed minimum hourly wage rate at HK$30.0 per hour for every employee employed under the Employment Ordinance. Effective as of May 1, 2017, the statutory minimum wage increased to HK$34.5 per hour. Effective as of May 1, 2019, the statutory minimum wage was further increased to HK$37.5 per hour. Effective as of May 1, 2023, the statutory minimum wage increased to HK$40.0 per hour. Effective as of May 1, 2025, the statutory minimum wage increased to HK$42.1 per hour. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the Minimum Wage Ordinance is void.

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of a premises to take reasonable care of the premises in all circumstances so that a visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable maintain the safety and health in their workplaces by:

(i)	providing and maintaining plant and work systems that are safe and without risks to health;
(ii)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
(iii)	providing all necessary information, instruction, training, and supervision for ensuring safety and health;
(iv)	providing and maintaining safe access to and egress from the workplaces; and
(v)	providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine up to HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine up to HK$200,000 and imprisonment up to six months.

The Commissioner for Labour may also issue improvement notices against non-compliance of the Occupational Safety and Health Ordinance or suspension notices against activity at a workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000, respectively, and imprisonment up to one year.

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

The Inland Revenue Ordinance imposes taxes on property, earnings and profits in Hong Kong. Pursuant to section 14(1) of the Inland Revenue Ordinance, profits tax shall be charged for each year of assessment on every person carrying on a trade, profession or business in Hong Kong in respect of his/her/its assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Section 51C of the Inland Revenue Ordinance requires every person carrying on a trade, profession or business in Hong Kong to keep sufficient records of his/her/its income and expenditure and to retain such records for a period of not less than seven years. Failure to comply with section 51C of the Inland Revenue Ordinance without reasonable excuse may be liable to a maximum fine of HK$100,000.

As at the date of this report, the standard profits tax rate for corporations is at 16.5%. The Inland Revenue Ordinance also contains provisions relating to, among others, permissible reductions for outgoings and expenses, set-offs for losses and allowances for depreciation. We as a company carrying out business in Hong Kong is subject to the profits tax regime under the Inland Revenue Ordinance.

Further, under the subsidiary legislation of the Inland Revenue Ordinance, Chapter 112AY of the Laws of Hong Kong, in August 2006, Hong Kong and Mainland China has entered into comprehensive arrangement titled “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income” (the “Comprehensive Double Taxation Arrangement”) for the allocation of the right to tax between the two jurisdictions on a reasonable basis to avoid double taxation of income. The Comprehensive Double Taxation Arrangement covers income from immovable property, associated enterprises, dividends, interest, royalties, capital gains, pensions and government services etc. The Comprehensive Double Taxation Arrangement has since then been modified in 2008, 2010, 2015 and 2019 under different protocols for the purpose of further develop the economic relationship and to enhance the co-operation in tax matters, intending to eliminate double taxation with respect to taxes on income without creating opportunities for non-taxation or reduced taxation through tax evasion or avoidance (including through treaty-shopping arrangements aimed at obtaining tax reliefs provided in the Comprehensive Double Taxation Arrangement for the indirect benefit of residents of third tax jurisdictions). For instance, the latest fifth protocol entered in July 2019, under the subsidiary legislation, Chapter 112DH of the Laws of Hong Kong, the Comprehensive Double Taxation Arrangement widens the coverage of tax relief to qualified Hong Kong and Mainland China teachers and researchers.

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

Products sold in Hong Kong are subject to the Trade Descriptions Ordinance. The Trade Descriptions Ordinance was amended in July 2013 to expand the scope of certain provisions, including the prohibition of false trade description in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism.

Section 2 of the Trade Descriptions Ordinance provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; or though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description.

Section 7 of the Trade Descriptions Ordinance provides that it is an offence for any person, in the course of his trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offence for any person to have in his possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied.

To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offence. What constitutes a material degree will vary with the facts.

Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offense.

Contravention of the prohibitions in the Trade Descriptions Ordinance is an offence, with a fine up to HK$500,000 and imprisonment up to five years. However, the Trade Descriptions Ordinance also empowers regulators with the ability to accept (and publish) written undertakings from businesses and individuals not to continue, repeat or engage in unfair trade practices in return of which regulators will not commence or continue investigations or proceedings relating to that matter. Regulators will also be empowered to seek an injunction against businesses and persons engaging in unfair trade practices or who have breached their undertakings.

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits conduct that prevents, restricts or distorts competition in Hong Kong, prohibits mergers that substantially lessen competition in Hong Kong, and provides for incidental and connected matters.

The Competition Ordinance includes the First Conduct Rule, which states that an undertaking shall not make or give effect to an agreement, engage in a concerted practice, or, as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, and the Second Conduct Rule, which prohibits anti-competitive conduct by a party with substantial market power; and the Merger Rule, which states that an undertaking must not carry out a merger that has or is likely to have, the effect of substantially lessening competition in Hong Kong.

Pursuant to section 82 of the Competition Ordinance, if the Competition Commission has reasonable cause to believe that a contravention of the First Conduct Rule has occurred; and the contravention does not involve serious anti-competitive conduct, it must, before bringing proceedings in the Competition Tribunal against the undertaking whose conduct is alleged to constitute the contravention, issue a notice (a “warning notice”) to the undertaking.

However, under section 67 of the Competition Ordinance, where a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct or a contravention of a Second Conduct Rule has occurred, the Competition Commission may, instead of bringing proceedings in the Tribunal in the first instance, issue a notice (an “infringement notice”) to the person against whom it proposes to bring proceedings, Offering not to bring those proceedings on condition that the person makes a commitment to comply with requirements of the infringement notice. “Serious anti-competitive conduct” means any conduct that consists of any of the following or any combination of the following — (a) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (b) allocating sales, territories, customers or markets for the production or supply of goods or services; (c) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; or (d) bid-rigging.

In the event of a breach of the Competition Ordinance, the Competition Tribunal may make orders including: imposing a pecuniary penalty if satisfied that an entity has contravened a competition rule; disqualifying a person from acting as a director of a company or taking part in the management of a company; prohibiting an entity from making or giving effect to an agreement; modifying or terminating an agreement; and requiring the payment of damages to a person who has suffered loss or damage.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

5.A. Operating Results.

Overview

We are principally engaged in (i) the sale of quality apparel products and (ii) the provision in supply chain management total solutions, among our customers spanning from Western Europe, North America to the Middle East and East Asia. Our operation is mainly based in Hong Kong and was led by Mr. Cheung, executive director and chief executive officer since May 2022. Our business has rapidly grown, in a short period of time, building relationships with a diverse range of customers, which include mid-size brand owners and apparel companies that have comprehensive operations with private labels that are sold worldwide.

Principal Factors Affecting Our Financial Performance

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

●	Our ability to compete successfully and broaden our customer base

Since we have just built and developed the business relationships with our key customers, we cannot guarantee that some of our competitors would not have more financial and human resources, more competitive pricing strategies or closer relationships with customers and/or manufacturers of apparel products than we have. In the event that our competitors offer less expensive alternatives, engage in aggressive pricing in order to increase their market share, or are capable of supplying products with superior performance, functions or efficiency, we could lose customers to our competitors and our business, financial condition and results of operations could be adversely affected. Competition could also lead to, among other things, stricter terms in agreements with manufacturers of apparel products, which may an adverse impact on our business, financial condition and results of operations.

●	Our ability to increase awareness of our strength and develop customer loyalty

Our strength is integral to our supply chain support, sales and marketing efforts. We will continue to improve our pre-and-post-sale support by strengthen our industry expertise to promote our company brand to enhance customer recognition of our company brand. We believe that maintaining and enhancing our fashion apparel expertise in a cost-effective manner is critical to achieving widespread acceptance of our products and services and is an important element in our effort to increase our customer base. Successful promotion of our strength will depend largely on our sales and marketing efforts and ability to provide reliable and quality products and services at competitive prices. Business promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our business or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our business, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

●	Our ability to establish and retain long-term strategic relationship with suppliers

Our success depends on the continued to maintain close co-operations with our existing pool of suppliers and our ability to secure new and efficient supply chain solutions and production capacities. For the fiscal years ended September 30, 2023, 2024 and 2025, our purchases from our five largest suppliers together accounted for approximately 63.1%, 77.8% and 80.6% of our total purchases, respectively, while our purchases from our largest supplier accounted for approximately 20.9%, 36.9% and 31.9%, respectively, of our total purchases for the same periods. We do not enter into any long-term contracts with the suppliers, the contractual terms offered by them may also be susceptible to fluctuations with regard to pricing, timing, quality and the market condition at the time of negotiation. Any increase in their costs may be passed on to us but we might be unable to pass on all or part of the increase in costs to our customers, which may have a material adverse effect on our financial performance.

●	Our ability to avoid or manage our supply chain

As we are reliant on our suppliers to provide materials and in turn, are relied upon by our customers to deliver finished products, we must manage our supply chain effectively to mitigate delays or possibly not being able to complete our orders in a timely or complete manner. Delays in receipt of goods could in turn impact our ability to ensure that we are able to produce quality goods in a timely manner, without having to incur extra labor or shipping costs that would negatively impact our profits.

In order to effectively manage and mitigate potential delays, we have implemented a robust set of measures. These measures include:

(1) Multi-region sourcing strategies: We have implemented a comprehensive approach to sourcing materials from multiple regions. By diversifying our sourcing locations, we minimize the risk of concentration and ensure a more resilient supply chain. This allows us to mitigate the impact of any regional disruptions or unforeseen events.;

(2) Multi-supplier framework: For each specific type of material, we maintain a portfolio of trusted suppliers. This ensures that we have alternative options readily available in the event of a delay from one supplier. By proactively establishing relationships with multiple suppliers, we can swiftly pivot to an alternative source and sustain uninterrupted production and delivery.

(3) Incorporation of time margins: As part of our commitment to punctuality, we proactively build in time margins within our agreements. For instance, if the agreed-upon delivery date with our customers is December 30th, we establish contractual arrangements with our suppliers to deliver the materials on or before December 15th. This deliberate inclusion of a 15-day margin safeguards against potential delays and allows us to uphold our delivery commitments without compromising on quality or efficiency.

By implementing these strategic measures, we demonstrate our proactive approach to risk management and our dedication to meeting customer expectations. These practices have enabled us to effectively navigate potential delays and maintain a high level of operational excellence.

●	Our ability to control product costs and adjust selling price

Although we have entered into agreements with various suppliers, the price for the products that we procure from our suppliers is not fixed. We purchase our products in foreign currencies, the fluctuation of exchange rate may impact our purchase costs. When the purchase costs fluctuate, our selling prices to our customers would generally be adjusted correspondingly. We have attempted and will continue to attempt to negotiate competitive rates for our products, however any shortage or excess in supply, fluctuation in exchange rate or shift in demand of our products could result in fluctuation of our purchase prices of the products. We, therefore, cannot guarantee that the prices we currently pay for the products will always remain stable. Fluctuations in the product costs could result in our Offering to the market a less competitive product.

Our ability to adjust the selling price of our products depends largely on market conditions. For the fiscal years ended September 30, 2023, 2024 and 2025, our gross profit margins were approximately 20.83% and 29.12% and 19.93%, respectively. If we are unable to adjust our selling price to reflect changes in our purchasing price, our results of operations, profit margins and profitability could be adversely affected.

●	Our ability to adopt to the rapid change of the apparel market trends

The fashion/garment trends are rapidly changing, and evolving industry standards, with frequent introductions and enhancements of new products and styles. Our future success will depend on our ability to adapt to rapidly changing trend and product design, adapting our services to the evolving industry standards and continually improve the know-how of our staff in response to evolving demands of the marketplace. Failure to adapt to such changes would have a material adverse effect on our business and results of operations.

●	Our customers’ financial condition and ability to make payments

Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties. The credit period that we grant to customers generally ranged from 30 days to 90 days. For the fiscal years ended September 30, 2023, 2024 and 2025, our trade receivable days are 20 days, 32 days and 56 days, respectively. Longer trade receivables will lead to the additional financial burden to finance our increased working capital needs. We cannot assure that our customers will pay us on time and that they will be able to fulfil their payment obligations. Should we experience any unexpected delay or difficulty in collections from our customers, our operating results and financial condition may be adversely affected. In addition, if our trade receivables increase significantly from current levels, our bank financing and interest expenses would increase, adversely affecting our profitability. We cannot assure you that the risk of default by our customers will not occur in the future.

●	Economic conditions such as foreign exchange rates

Most of our business transactions in the sales and purchases are denominated in U.S. dollars. Since 1983, Hong Kong dollars have been pegged to US dollars at the rate of approximately HK$7.80 to US$1.00. Our foreign exchange risk arises primarily from the fluctuations in the exchange rate between the US dollar and Renminbi. During the two fiscal years ended September 30, 2023, 2024 and, 2025, we did not experience material foreign exchange risk.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the SEC reporting requirement. They include the consolidated and combined financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon combination.

Please also refer to the summary of our significant accounting policies as discussed in Note 2 to our consolidated financial statements for the fiscal years ended September 30, 2023, 2024 and 2025.

Results of Operations

Fiscal Year Ended September 30, 2024 Compared to Fiscal Year Ended September 30, 2025

	2024	2025	2025	Variance (+/-)
	HK$	HK$	US$	HK$	%
Revenue from third parties	86,757,848	105,899,932	13,610,241	19,142,084	22.06%
Revenue from related party	921,256	1,009,312	129,717	88,056	9.56%
Total revenue, net	87,679,104	106,909,244	13,739,958	19,230,140	21.93%
Cost of revenue	(62,143,414)	(85,601,168)	(11,001,448)	(23,457,754)	37.75%
Gross profit	25,535,690	21,308,076	2,738,510	(4,227,614)	-16.56%

Operating expenses:
Sales and distribution expenses to third parties	(778,226)	(1,785,831)	(229,515)	(1,007,605)	129.47%
Sales and distribution expenses to related parties	(680,000)	-	-	680,000	-100.00%
Share-based compensation, marketing	-	(43,943,900)	(5,647,663)	(43,943,900)	NA
Personnel and benefits costs	(7,115,663)	(6,788,297)	(872,431)	327,367	-4.60%
General and administrative expenses	(7,543,938)	(8,847,385)	(1,137,064)	(1,303,448)	17.28%
Total operating expenses	(16,117,827)	(61,365,413)	(7,886,673)	(45,247,586)	280.73%

Income (loss) from operations	9,417,863	(40,057,337)	(5,148,163)	(49,475,200)	-525.33%

Other income (expense):
Interest income	30,451	266,271	34,221	235,820	774.42%
Interest expense	(456,597)	(265,775)	(34,157)	190,822	-41.79%
Government subsidies	-	-	-	-	NA
Sundry income	33,206	338,652	43,523	305,446	919.85%
Total other expenses, net	(392,940)	339,148	43,587	732,088	-186.31%

Income (loss) before income taxes	9,024,923	(39,718,189)	(5,104,576)	(48,743,112)	-540.09%

Income tax expense	(1,563,477)	(1,229,303)	(157,990)	334,174	-21.37%

NET INCOME	7,461,446	(40,947,492)	(5,262,566)	(48,408,938)	-648.79%

Revenue

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our revenue by business operation.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	84,490,029	96.36%	103,639,251	13,319,699	96.94%
Product sales (self-branded)	601,458	0.69%	2,574	331	0.00%
Sourcing service	594,708	0.68%	1,262,844	162,300	1.18%
Logistics service	1,992,909	2.27%	2,004,575	257,628	1.88%
Total revenue	87,679,104	100.00%	106,909,244	13,739,958	100.00%

Our revenue increased by HK$19.23 million, or 21.93%, to HK$106.91 million (US$13.74 million) for the fiscal year ended September 30, 2025, from HK$87.68 million for the fiscal year ended September 30, 2024. The increase was significant organic growth within our Asian markets and the rise of demand of sales in North America.

For the fiscal years ended September 30, 2025, revenue generated from product sales increased by approximately HK$18.55 million or 21.80% to HK$103.64 million (US$13.32 million), as compared with HK$85.09 million for the fiscal years ended September 30, 2024 mainly due to significant growth within our Asian markets and the rise of sale demand in North America mentioned above.

Revenue generated from the provision of sourcing services accounted for 0.68% and 1.18% of our total revenue for the fiscal years ended September 30, 2024 and 2025, respectively. For the year ended September 30, 2025, revenue generated from sourcing services increased by approximately HK$0.67 million or 112.35% to HK$1.26 million (US$0.16 million), as compared with HK$0.59 million for the year ended September 30, 2024 mainly due to deepened engagement with sourcing services with the customers.

Revenue generated from the provision of logistics service contributed to 2.27% and 1.88% of our total revenue for the fiscal years ended September 30, 2024 and 2025, respectively. Revenue generated from logistic services increased by approximately HK$0.01 million or 0.59% to HK$2.00 million (US$0.26 million), as compared with HK$1.99 million for the year ended September 30, 2024. The increase was due to slightly increase in monthly service fees in second half of the year.

For the fiscal years ended September 30, 2024 and 2025, our revenues were mainly generated from customers who are fashion houses in various countries. The following table sets forth the breakdown of our revenue based on the location of the customers.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Western Europe	55,421,000	63.21%	31,860,524	4,094,709	29.80%
North America	23,930,354	27.29%	45,271,596	5,818,298	42.35%
Middle East	5,569	0.01%	1,822	234	0.00%
East Asia	8,322,181	9.49%	29,775,302	3,826,717	27.85%
Total revenue	87,679,104	100.00%	106,909,244	13,739,958	100.00%

Cost of revenue

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our cost of revenue by business operation.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	60,150,478	68.60%	83,329,735	10,709,524	77.94%
Product sales (self-branded)	196,736	0.22%	833	107	0.00%
Sourcing service	416,200	0.47%	883,600	113,560	0.83%
Logistics service	1,380,000	1.57%	1,387,000	178,257	1.30%
Total cost of revenue	62,143,414	70.86%	85,601,168	11,001,448	80.07%

Our cost of revenue mainly consisted of purchases from vendors. For the fiscal year ended September 30, 2025, our cost of revenue increased by approximately HK$23.46 million or 37.75% to HK$85.60 million (US$11.00 million), as compared to HK$62.14 million for the fiscal year ended September 30, 2024.

The cost of revenue in product sales that represents the cost of purchase of products increased by approximately HK$22.98 million or 38.09% to HK$83.33 million (US$10.71 million) for fiscal year ended September 30, 2025, as compared to HK$60.35 million for the fiscal year ended September 30, 2024. The increase was due to (1) purchase orders to suppliers increased aligned with the growth within our Asian and North American markets; (2) significant increase in freight cost.

The cost of revenue in sourcing services comprised sourcing support and logistic service, which increased by approximately HK$0.47 million or 112.30% to HK$0.88 million (US$0.11 million) for fiscal year ended September 30, 2025, as compared to HK$0.42 million for the fiscal year ended September 30, 2024 mainly due to deepened engagement with sourcing services with the customers.

The cost of revenue in logistics services comprised of storage and logistic service, remained stable at HK$1.39 million (US$0.18 million) for the fiscal year ended September 30, 2025, representing a slight increase of HK$0.01 million, or 0.51%, as compared to HK$1.38 million for the fiscal year ended September 30, 2024.

Gross profit and gross profit margin

The following table sets forth the breakdown of our gross profit by business operation.

	2024	% of	2025	2025	% of
	HK$	Total	HK$	US$	Total
Product sales	24,339,551	95.32%	20,309,516	2,610,175	95.31%
Product sales (self-branded)	404,722	1.58%	1,741	224	0.01%
Sourcing service	178,508	0.70%	379,244	48,740	1.78%
Logistics service	612,909	2.40%	617,575	79,371	2.90%
Gross profit, total	25,535,690	100.00%	21,308,076	2,738,510	100.00%

For the fiscal year ended September 30, 2025, our gross profit decreased by approximately HK$4.23 million, or 16.56% to HK$21.31 million (US$2.74 million), as compared to HK$25.54 million for the fiscal year ended September 30, 2024.

For the fiscal year ended September 30, 2025, our overall gross margin decreased to 19.93%, by 9.19%, from 29.12% for the fiscal year ended September 30, 2024. This decrease was mainly attributable to higher freight costs in a new market of North American, also business expansion into new geographic markets, where we adopted more competitive pricing strategies to attract new customers and secure initial orders, resulting in a lower gross margin despite higher sales volumes.

Sales and distribution expense

Our sales and distribution expense represent the consultancy fees paid to related parties and external consultants. For the fiscal year ended September 30, 2025, our sales and distribution expense increased by approximately HK$0.33 million or 22.47% to HK$1.79 million (US$0.23 million), as compared to HK$1.46 million for the fiscal year ended September 30, 2024. The increase is attributable to increase in long-term image and digital advertising for corporate branding.

Share-based compensation, marketing

For the fiscal year ended September 30, 2025, we recorded share-based compensation expenses of HK$43.94 million (US$5.65 million), compared to HK$nil for the fiscal year ended September 30, 2024.

On June 13, 2025, we issued 4,390,000 ordinary shares at the current market price of US$3.85 per share to certain service providers to settle their agreements for marketing and business development services for their requisite services in a contractual period from June 2025 to May 2026. These share-based service expenses are measured as stock award to these service providers and consultants at the fair value based on the current market price at the date of grant and are recorded as deferred compensation of approximately HK$131.8 million (US$17.0 million) under equity section. For the year ended September 30, 2025, such deferred compensation is amortized as expenses of HK$43.94 million (US$5.65 million) over the vesting period, which is generally 12 months.

Personnel and benefits costs

Our personnel and benefits costs mainly represent salaries, bonus, pension and staff welfare costs. For the fiscal year ended September 30, 2025, our personnel and benefits costs decreased by approximately HK$0.33 million or 4.60% to HK$6.79 million (US$0.87 million), as compared to HK$7.12 million for the fiscal year ended September 30, 2024. The decrease was mainly due to the continued cost control in manpower and headcount optimization.

General and administrative expenses

Our general and administrative expenses mainly comprised the following:

	2024	% of	2025	2025	% of
	HK$	Total	HK$	US$	Total
Allowance for (reversal of) expected credit losses	55,341	0.73%	(1,716)	(221)	-0.02%
Allowance for obsolete inventories	-	-	51,579	6,629	0.58%
Building management fee	536,760	7.12%	540,314	69,441	6.11%
Rental expenses	128,500	1.70%	170,560	21,920	1.93%
Depreciation on plant and equipment	300,575	3.98%	281,419	36,168	3.18%
Depreciation on right-of-use assets	3,245,800	43.03%	3,509,226	451,005	39.66%
Insurance	374,286	4.96%	508,072	65,297	5.74%
Legal and professional fee	1,262,899	16.74%	2,230,218	286,627	25.21%
Transportation	352,660	4.67%	281,814	36,219	3.19%
Travelling expense	222,251	2.95%	122,121	15,695	1.38%
Office supplies	109,890	1.46%	126,283	16,230	1.43%
Repair and maintenance	87,357	1.16%	117,393	15,087	1.33%
Utilities	184,347	2.44%	194,724	25,026	2.2%
Others	683,272	9.06%	715,378	91,941	8.08%
Total	7,543,938	100.00%	8,847,385	1,137,064	100.00%

For the fiscal year ended September 30, 2025, our general and administrative expenses increased by approximately HK$1.30 million or 17.28% to HK$8.85 million (US$1.14 million), as compared to HK$7.54 million for the fiscal year ended September 30, 2024. The increase was mainly due to the increase in (i) depreciation on right-of-use assets of HK$0.26 million and (ii) legal and professional expenses of HK$0.97 million.

Income from operations

We recorded a loss from operations of HK$40.06 million (US$5.15 million) for the fiscal year ended September 30, 2025, representing a decrease of HK$49.48 million from an income from operations of HK$9.42 million for the fiscal year ended September 30, 2024. The shift from an operating income to an operating loss was primarily driven by (1) the recognition of HK$43.94 million (US$5.65 million) in non-cash share-based compensation expenses; (2) increase in operation expansion costs during the 2025 fiscal year.

Other income (expenses)

We recorded other income, net of HK$339,148 (US$43,587) for the fiscal year ended September 30, 2025, representing an increase of HK$0.73 million compared to other expense, net of HK$392,940 for the fiscal year ended September 30, 2024. Such increase was mainly attributable to derecognition of aged customer credits during the 2025 fiscal year.

Income tax expenses

We incurred income tax expenses of approximately HK$1.56 million and HK$1.23 million (US$0.16 million) for the fiscal years ended September 30, 2024 and 2025, respectively. Decrease in income tax expenses for the fiscal year ended September 30, 2025 was due to the decrease in income from HK operation during the 2025 fiscal year.

Net income

We transitioned to a net loss of HK$40.95 million (US$5.26 million) for the fiscal year ended September 30, 2025, representing a decrease of HK$48.41 million from a net income of HK$7.46 million for the fiscal year ended September 30, 2024. The transition to a net loss was primarily attributable to (1) the recognition of HK$43.9 million (US$5.6 million) in non-cash share-based compensation expenses; (2) increase in operation expansion costs during the 2025 fiscal year.

Fiscal Year Ended September 30, 2023 Compared to Fiscal Year Ended September 30, 2024

	2023	2024	2024	Variance (+/-)
	HK$	HK$	US$	HK$	%
Revenue from third parties	83,130,627	86,757,848	11,166,753	3,627,221	4.36
Revenue from related party	865,816	921,256	118,576	55,440	6.4
Total revenue, net	83,996,443	87,679,104	11,285,329	3,682,661	4.38
Cost of revenue	(66,496,755)	(62,143,414)	(7,998,586)	-4,353,341	-6.55
Gross profit	17,499,688	25,535,690	3,286,743	8,036,002	45.92

Operating expenses:
Sales and distribution expense to third parties	(547,544)	(778,226)	(100,167)	230,682	42.13
Sales and distribution expense to related parties	(2,040,000)	(680,000)	(87,524)	(1,360,000)	-66.67
Personnel and benefits costs	(4,899,068)	(7,115,663)	(915,869)	2,216,595	45.25
General and administrative expenses	(2,389,880)	(7,543,938)	(970,993)	5,154,058	215.66
Total operating expenses	(9,876,492)	(16,117,827)	(2,074,553)	6,241,335	63.19

Income from operations	7,623,196	9,417,863	1,212,190	1,794,667	23.54

Other income (expense):
Interest income	914	30,451	3,919	29,537	3,231.62
Interest expense	(55,363)	(456,597)	(58,769)	401,234	724.73
Government subsidies	4,800	-	-	-4,800	-100
Sundry income	-	33,206	4,274	33,206	N/A
Total other expense, net	(49,649)	(392,940)	(50,576)	343,291	691.44

Income before income taxes	7,573,547	9,024,923	1,161,614	1,451,376	19.16

Income tax expense	(1,012,496)	(1,563,477)	(201,238)	550,981	54.42

NET INCOME	6,561,051	7,461,446	960,376	900,395	13.72

Revenue

Our revenue recorded a slight increase for the fiscal year ended September 30, 2024, as compared to the fiscal year ended September 30, 2023.  For the fiscal year ended September 30, 2024, our revenue increased by approximately HK$3.68 million or 4.38% to HK$87.68 million (US$11.29 million), as compared to HK$84.00 million for the fiscal year ended September 30, 2023. The increase was mainly due to an increase in new customers with more sale orders.

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our revenue by business operation.

	2023	% of total	2024	2024	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	81,623,606	97.17%	84,490,029	10,874,857	96.36%
Product sales (self-branded)	-	N/A	601,458	77,415	0.69%
Sourcing service	2,207,276	2.63%	594,708	76,546	0.68%
Logistics service	165,561	0.20%	1,992,909	256,511	2.27%
Total revenue	83,996,443	100.00%	87,679,104	11,285,329	100.00%

Our revenues were mainly generated from product sales for the fiscal years ended September 30, 2024 and 2023, which contributed 96.36% and 97.17% of our total revenue respectively. For the fiscal year ended September 30, 2024, revenue generated from product sales increased by approximately HK$3.47 million or 4.25% to HK$85.09 million (US$10.95 million), as compared with HK$81.62 million for the fiscal year ended September 30, 2023 mainly due to (i) more sales orders from new customers and (ii) increase in revenue from sales of self-branded product of HK$0.6 million (US$0.08 million) for fiscal years ended September 30, 2024.

Revenue generated from the provision of sourcing services accounted for 0.68% and 2.63% of our total revenue for the fiscal years ended September 30, 2024 and 2023, respectively. For the year ended September 30, 2024, revenue generated from sourcing services decreased by approximately HK$1.61 million or 73.06% to HK$0.59 million (US$0.08 million), as compared with HK$2.21 million for the year ended September 30, 2023 mainly due to decrease in demand in sourcing service.

Revenue generated from the provision of logistics service contributed to 2.27% and 0.20% of our total revenue for the fiscal years ended September 30, 2024 and 2023, respectively. Revenue generated from logistic service increased by approximately HK$1.83 million or 1,103.73% to HK$1.99 million (US$0.26 million), as compared with HK$0.17 million for the year ended September 30, 2023. The increase was mainly due to the monthly service agreement having only commenced in September 2023 and hence, the income represented a full year monthly service income for fiscal year ended September 30, 2024 while it represented one month for fiscal year ended September 30, 2023.

For the fiscal years ended September 30, 2023 and 2024, our revenues were mainly generated from customers who are fashion houses in various countries. The following table sets forth the breakdown of our revenue based on the location of the customers.

	2023	% of total	2024	2024	% of total
	HK$	revenue	HK$	US$	revenue
Western Europe	51,550,492	61.37%	55,421,000	7,133,333	63.21%
North America	31,488,475	37.49%	23,930,354	3,080,117	27.29%
Middle East	103,868	0.12%	5,569	717	0.01%
Other countries	853,608	1.02%	8,322,181	1,071,162	9.49%
Total revenue	83,996,443	100.00%	87,679,104	11,285,329	100.00%

Cost of revenue

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our cost of revenue by business operation.

	2023	% of total	2024	2024	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	64,842,240	77.20%	60,150,478	7,742,072	68.60%
Product sales (self-branded)	-	N/A	196,736	25,322	0.22%
Sourcing service	1,539,515	1.83%	416,200	53,570	0.47%
Logistics service	115,000	0.14%	1,380,000	177,622	1.57%
Total cost of revenue	66,496,755	79.17%	62,143,414	7,998,586	70.88%

Our cost of revenue mainly consisted of purchases from vendors. For the fiscal year ended September 30, 2024, our cost of revenue decreased by approximately HK$4.35 million or 6.55% to HK$62.14 million (US$8.00 million), as compared to HK$66.50 million for the fiscal year ended September 30, 2023.

The cost of revenue in product sales that represents the cost of purchase of products decreased by approximately HK$4.50 million or 6.93% to HK$60.35 million (US$7.77 million) for fiscal year ended September 30, 2024, as compared to HK$64.84 million for the fiscal year ended September 30, 2023. The average purchase cost decreased as the Company placed purchase orders to suppliers who offered more competitive prices.

The cost of revenue in sourcing service comprised support and logistic service, which decreased by approximately HK$1.12 million or 72.97% to HK$0.42 million (US$0.05 million) for fiscal year ended September 30, 2024, as compared to HK$1.54 million for the fiscal year ended September 30, 2023 mainly due to decrease in demand for such service from the customers.

The cost of revenue in logistic service comprised storage and logistic service, which increased by approximately HK$1.27 million or 1,100.00% to HK$1.38 million (US$0.18 million) for fiscal year ended September 30, 2024, as compared to HK$0.12 million for the fiscal year ended September 30, 2023 mainly due to entering the monthly service agreement for logistic service with a customer commencing from September 2023.

Gross profit

The following table sets forth the breakdown of our gross profit by business operation.

	2023	% of	2024	2024	% of
	HK$	Total	HK$	US$	Total
Product sales	16,781,366	95.90%	24,339,551	3,132,785	95.32%
Product sales (self-branded)	-	N/A	404,722	52,093	1.58%
Sourcing service	667,761	3.82%	178,508	22,976	0.70%
Logistics service	50,561	0.28%	612,909	78,889	2.40%
Gross profit, total	17,499,688	100.00%	25,535,690	3,286,743	100.00%

For the fiscal year ended September 30, 2024, our gross profit increased by approximately HK$8.04 million, or 45.92% to HK$25.54 million (US$3.29 million), as compared to HK$17.50 million for the fiscal year ended September 30, 2023. This increase is mainly attributable to product sales business as the average cost of goods sold for the fiscal year ended September 30, 2024 decreased due to the volume purchase orders we made to suppliers, which resulted in more discounts.

For the fiscal year ended September 30, 2024, our gross margin increased to 29.12%, by 8.29%, from 20.83% for the fiscal year ended September 30, 2023. This increase was mainly attributable to the growing demand in the product sales, which has a higher gross margin from purchase discounts as result of bulk purchase orders made to vendors.

Sales and distribution expense

Our sales and distribution expense represent the consultancy fees paid to related parties and external consultants. For the fiscal year ended September 30, 2024, our sales and distribution expense decreased by approximately HK$1.13 million or 43.64% to HK$1.46 million (US$0.19 million), as compared to HK$2.59 million for the fiscal year ended September 30, 2023. The decrease is attributable to the termination of the consultancy agreement for sales and pricing advisory with an external consultant since January 2024.

Personnel and benefits costs

Our personnel and benefits costs mainly represent the salaries, bonus, pension and staff welfare costs. For the fiscal year ended September 30, 2024, our personnel and benefits costs increased by approximately HK$2.22 million or 45.25% to HK$7.12 million (US$0.92 million), as compared to HK$4.90 million for the fiscal year ended September 30, 2023. The increase was mainly due to the increase in the number of employees to cope with the expansion of the business of the Company.

General and administrative expenses

Our general and administrative expenses mainly comprised the following:

	2023	% of	2024	2024	% of
	HK$	Total	HK$	US$	Total
Allowance for expected credit losses	-	N/A	55,341	7,123	0.73%
Building management fee	43,841	1.83%	536,760	69,087	7.12%
Rental expenses	115,980	4.85%	128,500	16,539	1.70%
Depreciation on plant and equipment	177,715	7.44%	300,575	38,688	3.98%
Depreciation on right-of-use assets	335,082	14.02%	3,245,800	417,773	43.03%
Insurance	296,961	12.43%	374,286	48,175	4.96%
Legal and professional fee	-	N/A	1,262,899	162,550	16.74%
Transportation	420,921	17.61%	352,660	45,391	4.67%
Travelling expense	350,218	14.65%	222,251	28,606	2.95%
Office supplies	143,857	6.02%	109,890	14,144	1.46%
Others	505,305	21.15%	954,976	122,917	12.66%
Total	2,389,880	100.00%	7,543,938	970,993	100.00%

For the fiscal year ended September 30, 2024, our general and administrative expenses increased by approximately HK$5.15 million or 215.66% to HK$7.54 million (US$0.97 million), as compared to HK$2.39 million for the fiscal year ended September 30, 2023. The increase was mainly due to the increase in (i) depreciation on right-of-use assets of HK$2.91 million, (ii) depreciation on plant and equipment of HK$0.12 million, (iii) legal and professional expenses of HK$1.26 million and (iv) other general and administrative expenses of HK$0.45 million.

Income from operations

For the fiscal year ended September 30, 2024, our income from operations increased by approximately HK$1.79 million or 23.54% to HK$9.42 million (US$1.21 million), as compared to HK$7.62 million for the fiscal year ended September 30, 2023. The increase is mainly due to the increase in gross profit, as explained above.

Other income (expenses)

Our other income (expenses) primarily included interest income, interest expense and government subsidies. For the fiscal year ended September 30, 2024, our total other expense, net increased by approximately HK$343,291 to other expense, net to HK$392,940 (US$50,576), as compared to other income, net of HK$49,649 for the fiscal year ended September 30, 2023. Such increase was mainly attributable to the following factors:

(i)	Interest expense increased by approximately HK$401,234 to HK$456,597 (US$58,769) for the fiscal year ended September 30, 2024 due to interest expense from right-of-use under operating lease throughout 12 months over the lease period, which was commenced in August 2023, as compared to two-months’ interest expense for the fiscal year ended September 30, 2023.

(ii)	Government subsidies decreased by approximately HK$4,800 or 100% to HK$0 (US$0) for the fiscal year ended September 30, 2024, as compared to that of HK$4,800 for the fiscal year ended September 30, 2023, resulting from no further employment support subsidy granted by HK government during 2024 fiscal year.

Income tax expenses

We incurred income tax expenses of approximately HK$1.56 million (US$0.20 million) and HK$1.01 million for the fiscal years ended September 30, 2024 and 2023, respectively. Increase in income tax expenses for the fiscal year ended September 30, 2024 was due to the increase in operating profit in 2024.

Net income

For the fiscal year ended September 30, 2024, our net income increased by approximately HK$0.90 million or 13.27% to HK$7.46 million (US$0.96 million), as compared to HK$6.56 million for the fiscal year ended September 30, 2023. The increase was mainly attributable to an increase in our gross profit in 2024.

Liquidity and Capital Resources

As of September 30, 2024 and September 30, 2025, we had cash and bank equivalents of approximately HK$12.82 million and HK$40.12 million (US$5.16 million), respectively. Our cash and cash equivalents mainly consist of cash at bank.

On June 10, 2025, we completed its IPO and raised net proceeds of approximately US$5.20 million, after deducting underwriting discounts and commissions and expenses associated with the offering of US$7.00 million.

As of September 30, 2025, we had cash and cash equivalents of approximately HK$40.12 million (US$5.16 million) and positive working capital of approximately HK$46.03 million (US$5.91 million). For the year ended September 30, 2025, we reported an operating loss of approximately HK$40.95 million (US$5.26 million), primarily attributable to non-cash share-based compensation expenses associated with marketing and business development services. We also recorded negative operating cash flows of approximately HK$10.38 million (US$1.33 million).

We expect the marketing and operational costs to continue increasing to maintain its status as a publicly traded company and to support significant business development initiatives to expand its customer base. We continue to monitor and analyze the cash and cash equivalents, the ability to generate sufficient revenue in the future, and its operating and capital expenditure commitments.

To date, we have financed our operations primarily from our working capital in our operation. We expect to finance our operations and working capital needs in the near future from part of the net proceeds of the IPO and net cash generating through operations.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from the IPO, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this report. We believe that our existing cash and cash equivalents will be sufficient to support our planned operations for the next 12 months, and that our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 24 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations. Based on the current projection of revenue and expenses, we believe that existing cash and cash equivalents, and the current assets, such as accounts receivable, should enable the Company to meet anticipated cash needs for the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended September 30, 2024 and 2025:

	Years ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Net cash provided by (used in) operating activities	2,933,807	(10,380,921)	(1,334,155)
Net cash used in investing activities	(50,133)	(14,400)	(1,851)
Net cash (used in) provided by financing activities	(2,813,160)	37,697,923	4,844,932
Net change in cash and cash equivalent	70,514	27,302,602	3,508,926
Cash and cash equivalent, at the beginning of year	12,750,082	12,820,596	1,647,701
Cash and cash equivalent, at the end of year	12,820,596	40,123,198	5,156,627

Operating Activities

Our cash inflow from operating activities was mainly receipt of payments from customers while our cash outflow from operating activities were mainly product costs paid to suppliers. Our net cash provided by operating activities reflects our net income adjusted for non-cash items, including depreciation on property and plant and non-cash lease expense.

For the fiscal year ended September 30, 2025, we had net cash used in operating activities of approximately HK$10.38 million (US$1.33 million) mainly arising from net loss from our operations of HK$40.95 million (US$5.26 million), increase in accounts receivable of HK$17.62 million (US$2.26 million), increase in deposits and other receivables of HK$0.22 million (US$0.03 million), increase in prepayments of HK$5.49 million (US$0.71 million), decrease in accrued liabilities and other payables of HK$0.72 million (US$0.09 million), decrease in customer deposit of HK$0.41 million (US$0.05 million), increase in lease liabilities of HK$3.96 million (US$0.51 million) and decrease in income tax payable of HK$1.50 million (US$0.19 million). These amounts were partially offset by adjusted non-cash items consisting of reversal of expected credit loss of HK$1,716 (US$221), allowance for inventory obsolescence of HK$0.05 million (US$6,629), defined benefit costs of HK$8,938 (US$1,149), depreciation of plant and equipment of HK$0.28 million (US$0.04 million), non-cash lease expense of HK$3.76 million (US$0.48 million) and share-based compensation of HK$43.94 million (US$5.65 million), decrease in inventories of HK$833 (US$107) and increase in accounts payable of US$12.45 million (US$1.60 million).

For the fiscal year ended September 30, 2024, we had net cash provided by operating activities of approximately HK$2.93 million mainly arising from net income from our operations of HK$7.46 million, adjusted for increase in inventories of HK$0.10 million, decrease in accounts payable of HK$8.25 million, decrease in bills payable of HK$0.73 million, decrease in customer deposit of HK$0.36 million and decrease in lease liabilities of HK$3.45 million. These amounts were partially offset by adjusted non-cash items consisting of allowance for expected credit losses of HK$0.05 million, depreciation of plant and equipment of HK$0.30 million, non-cash lease expense of HK$3.69 million, decrease in accounts receivable of HK$0.37 million, decrease in deposits, prepayments and other receivables of HK$0.59 million, increase in accrued liabilities and other payables of HK$1.39, increase in amounts due from related parties of HK$0.41 million and increase in income tax payable of HK$1.56 million.

Investing Activities

Net cash used in investing activities for the fiscal year ended September 30, 2025 was approximately HK$14,400 (US$1,851) compared to HK$50,133 for the fiscal year ended September 30, 2024. The cash outflow used in investing activities was primarily related to the purchase of plant and equipment.

Financing Activities

Net cash flows provided by financing activities for the fiscal year ended September 30, 2025 were approximately HK$37.70 million (US$4.84 million), was mainly attributable to the aggregate net proceeds of issuance of 1,750,000 ordinary shares from Initial Public Offering net of underwriting discount and offering expenses approximately HK$41.14 million (US$5.2 million).

The following table sets forth a summary of our cash flows for the fiscal years ended September 30, 2023 and 2024:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Net cash provided by operating activities	499,996	2,933,807	377,616
Net cash used in investing activities	(855,588)	(50,133)	(6,453)
Net cash used in financing activities	(3,000,000)	(2,813,160)	(362,087)
Net change in cash and cash equivalent	(3,355,592)	70,514	9,076
Cash and cash equivalent, at the beginning of year	16,105,674	12,750,082	1,641,085
Cash and cash equivalent, at the end of year	12,750,082	12,820,596	1,650,161

Operating Activities

Our cash inflow from operating activities was mainly receipt of payments from customers while our cash outflow from operating activities were mainly product costs paid to suppliers. Our net cash provided by operating activities reflects our net income adjusted for non-cash items, including depreciation on property and plant and non-cash lease expense.

For the fiscal year ended September 30, 2024, we had net cash provided by operating activities of approximately HK$2.93 million (US$0.38 million) mainly arising from net income from our operations of HK$7.46 million (US$0.96 million), adjusted for increase in inventories of HK$0.10 million (US$0.01 million), decrease in accounts payable of HK$8.25 million (US$1.06 million), decrease in bills payable of HK$0.73 million (US$0.09 million), decrease in customer deposit of HK$0.36 million (US$0.05 million) and decrease in lease liabilities of HK$3.45 million (US$0.44 million). These amounts were partially offset by adjusted non-cash items consisting of allowance for expected credit losses of HK$0.05 million (US$0.01 million), depreciation of plant and equipment of HK$0.30 million (US$0.04 million), non-cash lease expense of HK$3.69 million (US$0.47 million), decrease in accounts receivable of HK$0.37 million (US$0.05 million), decrease in deposits, prepayments and other receivables of HK$0.59 million (US$0.08 million), increase in accrued liabilities and other payables of HK$1.39 million (US$0.17 million), increase in amounts due from related parties of HK$0.41 million (US$0.05 million) and increase in income tax payable of HK$1.56 million (US$0.20 million).

For the fiscal year ended September 30, 2023, we had net cash provided by operating activities of approximately HK$0.50 million mainly arising from net income from our operations of HK$6.56 million, adjusted for increase in accounts receivable of HK$6.56 million, increase in deposits, prepayments and other receivables of HK$1.13 million, increase in amounts due from related parties of HK$3.41 million, decrease in lease liabilities of HK$0.14 million, and decrease in customer deposits of HK$1.01 million. These amounts were partially offset by adjusted non-cash items consisting of depreciation of plant and equipment of HK$0.18 million, non-cash lease expense of HK$0.39 million, increase in accounts payable of HK$3.42 million, increase in bills payable of HK$0.73 million, increase in accrued liabilities and other payables of HK$0.46 million and increase in income tax payable of HK$1.01 million.

Investing Activities

Net cash used in investing activities for the fiscal year ended September 30, 2024 was approximately HK$50,133 (US$6,453) compared to HK$855,588 for the fiscal year ended September 30, 2023. The cash outflow used in investing activities was primarily related to the purchase of plant and equipment.

Financing Activities

Net cash flows used in financing activities for the fiscal year ended September 30, 2024 were approximately HK$2.81 million (US$0.36 million), was attributable to dividend paid and payment of offering costs offset by repayment from a shareholder.

Accounts receivable

As of September 30, 2025, our accounts receivable increased by approximately HK$17.62 million or 236.41% to HK$25.07 million (US$3.22 million), as compared to HK$7.45 million as of September 30, 2024. The increase was primarily attributable to the expansion of sales volume during the year.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable:

	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
Current	-	24,512,733	3,150,373
1 – 30 days	6,667,129	486,548	62,531
31 – 60 days	602,545	71,882	9,238
61 – 90 days	101,310	-	-
Over 90 days	137,008	-	-
	7,507,992	25,071,163	3,222,142
Less: allowance of estimated credit losses	(55,341)	-	-
Total accounts receivable	7,452,651	25,071,163	3,222,142

We generally conduct our business with creditworthy third parties, with credit terms ranging from 30 to 90 days to our customers in the ordinary course of business. We determine, on a continuing basis, the probable losses and an allowance for estimated credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the fiscal years ended September 30, 2023, 2024 and 2025, we recognized an allowance for expected credit losses of HK$0, HK$55,341 and a reversal of expected credit losses of HK$1,716 (US$221), respectively.

As of the date of this report, we collected 99% of accounts receivable balance that were outstanding as of September 30, 2025.

The following table sets forth the turnover analysis (by days) of our accounts receivable:

	As of September 30,
	2024	2025	2025
	HK$	HK$	US$
Average balance of accounts receivable	7,664,294	16,261,907	2,089,978
Revenue recognized during the year	87,679,104	106,909,244	13,739,959
Accounts receivable turnover (days)	32	56	56

Our accounts receivable turnover days increased from 32 days in 2024 to 56 days in 2025. We have closely monitored the settlement from our customers.

Bills payable

In January 2023, we obtained an import facility with HSBC Bank for the maximum principal of HK$11.5 million (US$1.5 million), in the form of loan against import and trust receipts, for the term of up to 90 days. These bills payable bear annual interest at the bank prevailing rates. These facilities are secured by a legal charge over the property held by our director and personally guaranteed by our director, Mr. Cheung.

As of September 30, 2024 and 2025, we did not draw on this credit facility.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the IPO.

Capital Expenditures

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the IPO. We will continue to make capital expenditures to meet the expected growth of our business, including for office equipment and leasehold improvements.

Contractual Obligations

We have entered into commercial operating lease agreements with various third parties for the use of offices and warehouse in Hong Kong.

Trend Information

Other than as disclosed in this registration statement, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

For more information, see “Principal Factors Affecting Our Financial Performance” on page 22 and “Risk Factors – Risks Relating to Our Business and Industry - If we have disruption to our supply chain, our results of operations could be adversely affected” on page 13.

Off-Balance Sheet Arrangements

As of September 30, 2024 and 2025, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated and combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for estimated credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the fiscal year ended September 30, 2025, the individual customer who accounted for 10% or more of our Company’s revenue and its outstanding receivables balances at year-end date, are presented as follows:

	Year ended September 30, 2025			As of September 30, 2025
Customer	Revenue		% of Revenue	Accounts receivable
	HK$’ million	US$’ million		HK$’ million	US$’ million
Customer B	$34.93	$4.49	32.67%	$5.25	$0.67
Customer F	$28.56	$3.67	26.72%	$12.47	$1.60
Customer E	$13.42	$1.73	12.56%	$0.72	$0.09
Customer D	$13.24	$1.70	12.39%	$5.28	$0.68

For the fiscal year ended September 30, 2024, the individual customer who accounted for 10% or more of our Company’s revenue and its outstanding receivables balances at year-end date, are presented as follows:

	Year ended September 30, 2024		As of September 30, 2024
Customer	Revenue	% of Revenue	Accounts receivable
	HK$’ million		HK$’ million
Customer D	$25.01	28.52%	$4.88
Customer A	$22.29	25.43%	$0.70
Customer B	$20.79	23.71%	$0.74

For the fiscal year ended September 30, 2023, the individual customer who accounted for 10% or more of our Company’s revenue and its outstanding receivables balances at year-end date, are presented as follows:

	Year ended September 30, 2023		As of September 30, 2023
Customer	Revenue	% of Revenue	Accounts receivable
	HK$’ million		HK$’ million
Customer A	$40.34	48.03%	$3.59
Customer B	$27.86	33.17%	$2.39
Customer C	$9.89	11.78%	$0.66

Concentration risk in major vendors

For the fiscal year ended September 30, 2025, the individual vendor who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end date, are presented as follows:

	Year ended September 30, 2025			As of September 30, 2025
Vendor	Purchases		% of Purchases	Accounts payable
	HK$’ million	US$’ million		HK$’ million	US$’ million
Vendor C	$27.27	$3.50	31.85%	$12.02	$1.54
Vendor E	$14.77	$1.90	17.25%	$-	$-
Vendor D	$12.73	$1.64	14.87%	$6.35	$0.82

For the fiscal year ended September 30, 2024, the individual vendor who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end date, are presented as follows:

	Year ended September 30, 2024		As of September 30, 2024
Vendor	Purchases	% of Purchases	Accounts payable
	HK$’ million		HK$’ million
Vendor D	$22.93	36.91%	$2.82
Vendor C	$10.82	17.42%	$1.12

For the fiscal year ended September 30, 2023, the individual vendor who accounted for 10% or more of our Company’s purchases and its outstanding payable balances at year-end date, are presented as follows:

	Year ended September 30, 2023		As of September 30, 2023
Vendor	Purchases	% of Purchases	Accounts payable
	HK$’ million		HK$’ million
Vendor A	$13.92	20.93%	$0.71
Vendor B	$8.68	13.05%	$-
Vendor C	$7.90	11.88%	$8.20

All of our Company’s major vendors are located in the PRC and Hong Kong.

Liquidity risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and long term. See “—Liquidity and Capital Resources” on page 32 for details.

Interest rate risk

We are exposed to interest rate risk primarily relating to the variable-rate import facility and is mainly concentrated on the fluctuation of HIBOR and USD reference rate arising from our bills payable. We have not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the US dollar. As of September 30, 2024 and 2025, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of September 30, 2024 and 2025, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. Our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong and the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.

Critical Accounting Policies

We prepare our consolidated and combined financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two fiscal years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated and combined financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the fiscal years presented. Significant accounting estimates reflected in the Company’s consolidated and combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for estimated credit losses, provision for long service payments, revenue recognition, income tax provision, leases, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the economic implications of the Pandemic on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivables are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and grant with credit terms ranging from 30 to 90 days, depending upon the customers. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated and combined statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for estimated credit losses after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are comprised of finished apparel products, and are stated at cost, on a weighted average basis, which does not exceed net realizable value.

Revenue Recognition

The Company earns and receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC Topic 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into purchase orders with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods under the free on board (“FOB”) and the Company has presented the right of payment and collection of the consideration is probable.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 10 days upon the receipt of products by the customers.

Revenue from sourcing service is generated as a merchandizer to facilitate the production, price and tariff, stability and quality of fabric and apparel for Company’s customers, upon the agreed upon terms and condition, as a single performance obligation. Such fees are charged at the specific percentage based on the invoice value of the order made by the Company’s customer and billed to its customer when the service is rendered. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Revenue from logistic service encompasses fees paid for logistic and supply chain support provided by the Company to customers, with a single performance obligation. Such fees are fixed and billed on a monthly basis. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Leases

The Company adopts the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” For all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated and combined balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated and combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s leases are classified as operating leases and there was no lease with a duration of twelve months or less.

Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

The Company also recognizes long service payments to be made by the Company to its employees upon the termination of services as a defined benefit plan under post-employment benefits. The cost of providing benefits is measured using projected unit credit method with actuarial valuations to determine its present value and service cost. When the calculation results in a benefit to the Company, the recognized assets limited to lower of the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan and the asset ceiling. The net defined benefit liabilities recognized in the statement of financial position represent the present value of the obligation under defined benefit plan minus the fair value of plan assets. The Company carried out comprehensive actuarial valuation at the end of reporting period. The remeasurement of the net defined benefit liabilities during a period are recognized as cost of defined benefit plan during the period.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at the grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized on a straight-line basis over the award requisite service period.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In March 2024, the FASB issued ASU 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

Seasonality

Our results from operations are affected by seasonal fluctuations in demand for our products. We experience higher sales volume and turnover in the time leading to Christmas and fall/winter season. Moreover, sales of certain products are subject to seasonality by nature. For example, sales of jackets and garment are generally higher in cooler seasons, and these products are also of higher value. Accordingly, various aspects of our operations, including sales, production capacity and utilization, working capital and operating cashflow, are exposed to the risks associated with seasonal fluctuations in demand for our products pattern, and our quarterly or interim results may not reflect our full-year results.

Inflation

Our financial performance for the years ended September 30, 2024 and 2025 was not materially affected by inflation and we have not experienced inflation materially impacting our business. In the event inflation continues, we may see an increase in the cost of materials and labor, and increased cost of financing costs in the event we need to utilize credit facilities, which increased costs of doing business would negatively impact our financial performance.

Capital Expenditures

Divestments

5.C. Research and Development, Patent and Licenses, etc.

Not applicable

5.D. Trend Information .

Other than as disclosed in “Risk Factors – Risks Related to Business – We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates.

Significant accounting estimates reflected in our consolidated and combined financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for estimated credit losses, provision for long service payments, revenue recognition, income tax provision, leases, deferred taxes and uncertain tax position.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

MANAGEMENT

The following table sets forth the names, ages and titles of our directors, executive officers and key employees:

Name	Age	Title

Mr. Cheung Lui	53	chief executive officer and executive director

Mr. Jose Sfez	70	chairman and executive director

Mr. Chak Ka Wai	53	chief financial officer

Mr. Lau Kai San	36	independent director and chairman of audit committee

Ms. Luk Huen Ling, Claire	47	independent director and chairman of nomination committee

Ms. Yau Yin Hung	38	independent director and chairman of compensation committee

Ms. Ho Pui Shan Charlotte	52	Product development manager

Ms. Tsui Yim Ling	60	Merchandising manager

Directors and Executive Officers

Mr. Cheung Lui

Mr. Cheung Lui owned and led our Group since May 2022. He is primarily responsible for the overall corporate strategies and management of our Group. Mr. Cheung graduated from The University of Hong Kong with a bachelor’s degree in economics in November 1995. Mr. Cheung spent approximately 10 years in the banking sector and almost 20 years in the garment industry where he gained extensive experience in management skills and knowledge of garment business.

Prior to joining the garment industry, Mr. Cheung worked in The Hongkong and Shanghai Banking Corporation Limited for almost 10 years from a graduate trainee to a relationship manager in the commercial banking division, responsible for overseeing credit, trade finance facility arrangement to corporate clients.

Mr. Cheung decided to take on new challenges in his career in 2005and joined the then HTP Group Limited in Hong Kong, a company which was principally engaged in sourcing of garment products as chief financial officer. Between April 2005 and June 2013, Mr. Cheung worked in group companies of HTP Group Limited (which became a member of Li & Fung Group) which was specialized in garment manufacturing and sourcing as the chief financial officer where Mr. Cheung could integrate his extensive banking knowledge and management skills in the position under which he was responsible for overseeing the finance, accounting and human resources. In January 2010, he was further promoted to vice president, responsible for managing merchandising, design and operation team as well as business development of the company.

In June 2013, Mr. Cheung founded Seazon Pacific Limited, which is principally engaged in the sales of apparel products and the provision of apparel supply chain management total solutions to customers including market trend analysis, design and product development, sourcing, production management, quality control and logistics services. The holding company of Seazon Pacific Limited, Season Pacific Holdings Limited (currently known as DL Holdings Group Limited) was listed on GEM of The Hong Kong Stock Exchange Limited in October 2015, and was subsequently transferred to the listing on the Main Board of the Hong Kong Stock Exchange in September 2017. Mr. Cheung resigned as executive director of DL Holdings Group Limited in March 2020.

Mr. Jose Sfez

Mr. Jose Sfez joined our Group in February 2024 and was appointed as our executive director and chairman on March 7, 2025. He is primarily responsible for overseeing our Group’s business development. Mr. Jose Sfez possesses over 30 years of garment experience with profound knowledge in sourcing, marketing, design and brands developments. Before expanding his business into Hong Kong and Asia in 2004, Jose had been managing a number of garment/brands business in the U.S. In 2004, Mr. Sfez expanded his business to Hong Kong by joining HTP Group to engage in sourcing and distribution of Seven7 premium denim to the U.S., Europe and Asia. Other than Seven7, Mr. Sfez had also successfully signed up a number of licensed brand business such as Ed Hardy (jeans), Christian Audigier (jeans and kids) and Z-brand (acquired through brand acquisition) where HTP started from design, sourcing, manufacturing and distribution of the licensed brand products. In July 2010, HTP Group merged with Li & Fung Group and Mr. Sfez served as the chief executive officer of the fashion division to handle HTP licensed business as well as other private label business with focus in denim and fashion labels. Mr. Sfez left Li & Fung Gorup in July 2013 after completing a 3-year service contract and then joined Season Group, serving as a consultant to advise on sales and marketing related issues until December 1, 2022.

Mr. Chak Ka Wai

Mr. Chak Ka Wai joined our Group in September 2023 as chief financial officer. He is primarily responsible for the overall financial accounting and reporting and company secretarial matters of our Group.

Mr. Chak obtained a bachelor’s degree in finance from the City Polytechnic of Hong Kong (currently known as the City University of Hong Kong) in December 1994. He was subsequently awarded a postgraduate diploma in professional accounting and a master’s degree in professional accounting and information systems in November 1998 and November 2005 respectively. In July 2003, he became a member of the Hong Kong Institute of Certified Public Accountants. Mr. Chak has over 20 years of accounting experience. He started working as a management trainee in the accounts department of Logic Office Supplies Ltd in July 1994 and was promoted to analyst in April 1995, responsible for management reporting. He was further promoted to MIS officer of the MIS Department, responsible for sales reporting until he left in May 1997. He then joined the finance department of Mattel Asia Pacific Sourcing Limited in May 1997 as assistant management accountant and was subsequently promoted to accountant in October 2000 until he left in March 2001. From March 2001, Mr. Chak worked for J. V. Fitness Limited initially as assistant accountant and was promoted to accountant in March 2003 and then to financial analyst in January 2005 for the regions, including Hong Kong, Taiwan, Singapore and Malaysia until October 2006. Since then, Mr. Chak worked for several garment-related companies, including HTP Sourcing Limited as a senior accountant from October 2006 to September 2007 and Burberry Asia Limited as assistant accounting manager from September 2007 to February 2008. Mr. Chak worked for Z Brand International Limited as finance manager from February 2008 and was promoted to financial controller in June 2009 and other related companies as manager in operations until 2013. In June 2013, Mr. Chak joined Season Group as financial controller and was promoted to chief financial officer on 1 August 2015. Mr. Chak was the executive director of Season Pacific Holdings Limited (currently known as DL Holdings Group Limited) from June 2015 to April 2019. Mr. Chak left Season Group in August 2023 and continued to work for Mr. Cheung under our Group from September 2023.

Independent Directors:

Mr. Lau Kai San

Mr. Lau Kai San is an independent non-executive director and is responsible for providing independent judgement on accounting and financial aspects. He is the chairperson of our audit committee and a member of our nomination committee and our compensation committee.

Mr. Lau obtained his Bachelor of Business Administration degree in accountancy in 2012 from the City University of Hong Kong, and has become a member of Hong Kong Institute of Certified Public Accountants since September 2016. After his bachelor graduation, he joined Crowe Horwath (HK) CPA Limited as an auditor until December 2015. Mr. Lau then worked for Deloitte Touche Tohmatsu between December 2015 and July 2021 as a senior manager in audit and assurance. Since October 2021, Mr. Lau has been the financial controller of Manful Power Asia Limited, responsible for all financial matters including financial reporting, management report, treasury, tax and compliance.

Ms. Luk Huen Ling Claire

Ms. Luk Huen Ling Claire is our independent non-executive director. Ms. Luk possesses over 13 years of experience in corporate communications and marketing. She is the chairperson of our compensation committee and a member of our audit committee and our nomination committee.

Ms. Luk obtained a bachelor’s degree in fine arts from the Hong Kong Academy for Performing Arts in July 2003, a master’s degree of business in marketing from the University of Technology, Sydney, Australia in March 2010. She is currently pursuing her education doctoral degree from the Meridian University in the United States. From November 2006 to May 2008 she worked as a wardrobe manager at the Ocean Park, one of the largest theme parks in Hong Kong, where she was responsible for strategic planning, administration and management of all wardrobe staff. Ms. Luk also gained experience in marketing, business development and investor relation activities in previous engagements. Ms. Luk then joined Roma Group Limited as a senior consultant in December 2008 and became marketing director of the group in February 2011. Between March 2010 and December 2010, she worked as head of communications, Asia at Aedas Limited. Ms. Luk has been a part-time lecturer at the Hong Kong Academy for Performing Arts teaching management related subjects. In November 2014, Ms. Luk founded ST8GE Group Limited, a private company specializing in corporate training, team building and executive coaching in Hong Kong. Ms. Luk is the chief executive officer of Roma Green Finance Limited, a company listed on the Nasdaq.

Ms. Luk had been an independent non-executive director of various listed companies on the Hong Kong Stock Exchange and GEM of the Hong Kong Stock Exchange, including DL Holdings Group Limited (formerly known as Season Pacific Holdings Limited), from September 2015 to September 2020, Hon Corporation Limited (a company whose shares were listed on GEM of the Hong Kong Stock Exchange and delisted on June 22, 2022) from November 2019 to May 2022 and Orient Securities International Holdings Limited (stock code: 08001) from February 2023 to August 2023. Ms. Luk has been appointed as an independent non-executive director of Cool Link (Holdings) Limited, a company listed on GEM of the Hong Kong Stock Exchange since February 2019.

Ms. Yau Yin Hung

Ms. Yau Yin Hung is an independent non-executive director and is responsible for providing independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct. She is the chairperson of our nomination committee and a member of our audit committee and our compensation committee.

Ms. Yau has approximately 12 years of experience in the banking industry with a focus on providing securities and asset management services. She started her career as an account executive trainee at HSBC Broking Securities (Asia) Limited in December 2009, where she was responsible for handling client account matters, with her last position as an account executive when she left the firm in February 2011. From March 2011 to April 2011, Ms. Yau worked as a securities officer of Citibank (Hong Kong) Limited, where she provided securities dealing services to bank retail customers. From April 2011 to February 2016, Ms. Yau served in Nomura International (Hong Kong) Limited, an investment firm, as an analyst. Ms. Yau then worked for Credit Suisse AG Hong Kong Branch from March 2016 to December 2018 and provided services on Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities as defined under the SFO. From September 2019 to September 2020, she was employed by Parksong Mining and Resource Recycling Limited, a subsidiary of Greentech Technology International Limited (a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 195) (“Greentech”), and was a responsible officer of Ocean Cedar Asset Management Company Limited, also a subsidiary of Greentech, for Type 4 (advising on securities) and Type 9 (asset management) regulated activities defined under the Securities and Futures ordinance of Hong Kong from May 2020 to September 2020. Since then, Ms. Yau has been devoting her time to managing accounts for her family business.

Ms. Yau was appointed as director of Green Education Foundation Limited since October 2021 and independent non-executive director of Shenghui Cleanness Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange since November 2023. Ms. Yau obtained a Bachelor of Science with a major in Environmental Economics and Policy from the University of California, Berkeley in December 2008. She further obtained a Master of Finance from the University of Hong Kong in November 2012.

Key Employees

Ms. Tsui Yim Ling

Ms. Tsui Yim Ling Linder, our merchandising manager, joined us in March 2022. Ms. Tsui has over 20 years of solid apparel merchandising experience in both buying office and trading firm. She was graduated Kapiolani Community College, University of Hawaii with an Associate in Science Degree in Sales and Marketing in 1991. Ms. Tsui then worked for Tommy Hilfiger (HK) Limited and PVH Far East Limited from August 1996 to January 2021 with her last position as a director of sourcing, overseeing the products supply and supplier selection.

Ms. Ho Pui Shan Charlotte

Ms. Ho Pui Shan Charlotte, our product development manager, joined us in December 2022, has over 20 years in apparel merchandising experience. Ms. Ho has extensive experience product development, knits and sweater, fabric and yarn sourcing. She had been working with Ralph Lauren Sourcing Company from May 2003 to April 2022 with roles from being a senior merchandiser in sweater division at the time she joined and being promoted to regional raw materials lead for raw materials when she left in 2022. Prior to that, Ms. Ho had been working for various firms as a merchandiser for over 10 years.

Family Relationships

There is no family relationship among any of our directors, executive officers, independent directors and key employee.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our board of directors. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq and SEC rules and regulations. Each committee’s charter are available on our website at http://www.707limited.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this report.

Audit committee

Mr. Lau Kai San, Ms. Luk Huen Ling Claire and Ms. Yau Yin Hung serve on the audit committee, which is chaired by Mr. Lau. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq. Our board of directors has designated Mr. Lau Kai San as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Lau Kai San, Ms. Luk Huen Ling Claire and Ms. Yau Yin Hung serve on the compensation committee, which is chaired by Ms. Luk. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable the Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Lau Kai San, Ms. Luk Huen Ling Claire and Ms. Yau Yin Hung serve on the nomination committee, which is chaired by Ms. Yau. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable the Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to maintain that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (including, but not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Controlled Company

JME, our Controlling Shareholder beneficially owns 71.13% of our total issued and outstanding Ordinary Shares, representing 71.13% of the total voting power. As a result, we are a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our Controlling Shareholder holds more than 50% of the voting power for the election of directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. JME is owned and controlled by Mr. Cheung, our chief executive officer and executive director.

Public Companies that qualify as a “Controlled Company” with securities listed on the Nasdaq Stock Market (Nasdaq), must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

6.B. Compensation

Compensation of Directors, Executive Officers and Key Employee

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended September 30, 2023, 2024 and 2025.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Summary Compensation Table

			Compensation Paid	Other
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Compensation (HK$’000)

Mr. Cheung Lui, chief executive officer and executive director	2023 2024 2025	700 1,200 1,200	- -	18 18 18

Mr. Jose Sfez, chairman and executive director	2023 2024 2025	- 400 600	- - -	- - -

Mr. Chak Ka Wai, chief financial officer	2023 2024 2025	50 600 600	- - -	2 18 18

Mr. Lau Kai San, independent director	2023 2024 2025	- - 37	- - -	- - -

Ms. Luk Huen Ling Claire, independent director	2023 2024 2025	- - 37	- - -	- - -

Ms. Yau Yin Hung, independent director	2023 2024 2025	- - 37	- - -	- - -

Ms. Tsui Yim Ling Linder, merchandising manager	2023 2024 2025	600 600 600	- - -	18 18 18

Ms. Ho Pui Shan Charlotte, product development manager	2023 2024 2025	481 720 570	- -	14 18 18

Independent Directors’ Agreements

Each of our independent directors has entered into a director’s agreement with the Company. The terms and conditions of the directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the directors’ agreements, the initial monthly director fees that will be payable to our independent directors are HK$10,000 to Mr. Lau Kai San, HK$10,000 to Ms. Luk Huen Ling Claire and HK$10,000 to Ms. Yau Yin Hung. Such director fees are payable in cash on a monthly basis.

In addition, our independent directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Employment Agreements

We have entered into employment agreements with Mr. Cheung and Mr. Jose Sfez, which were effective from June 1, 2022 and February 1, 2024, respectively.

2025 Equity Incentive Plan

On March 7, 2025, our shareholders and Board adopted the 2025 707 Cayman Holdings Limited Equity Incentive Plan (the “2025 Equity Incentive Plan”), to motivate attract and retain the best available personnel, provide additional incentives to staff and directors and promote the success of our business. Under the 2025 Equity Incentive Plan, the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards constitutes 20% of the total issued and outstanding Ordinary Shares of our Company on a fully-diluted basis as of the date which our Ordinary Shares are listed on the Nasdaq. Pursuant to Rule 416(a) under the Securities Act, this Registration Statement also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2025 Equity Incentive Plan. Any Ordinary Shares covered by an award granted under the 2025 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares that may be issued under the 2025 Equity Incentive Plan. As of the date of this report, we have granted the awards under the 2025 Equity Incentive Plan.

The following paragraphs summarize the principal terms of the 2025 Equity Incentive Plan.

Types of awards.

The 2025 Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration.

Our Board or the compensation committee administers the 2025 Equity Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement.

Awards granted under the 2025 Equity Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.

We may grant awards to our staff and directors.

Vesting schedule.

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards.

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions.

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment.

Unless terminated earlier, the 2025 Equity Incentive Plan has a term of 10 years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, to be effective upon the Registration Statement of which this report forms a part becoming effective. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

6.C. Board Practices

Each of our directors has entered into a Director’s Agreement with the Company for an initial term of one year, and will continue until the director’s successor is duly elected and qualified.

None of our independent directors received any compensation from our Company in 2023 or 2024. Under the Directors’ Agreements, the initial annual compensation that is payable to each of our independent directors is as follows:

Name of Director	2025 Compensation (HK$)
Lau Kai San	HK$	37,333
Luk Huen Ling, Claire	HK$	37,333
Yau Yin Hung	HK$	37,333

In addition, our directors are entitled to participate in the Company’s share option scheme as adopted and amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment. We plan to enter into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

6.D. Employees

6.E. Share Ownership

Not applicable.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named executive officers;

●	each of our directors and independent directors; and

●	all of our current executive officers, directors and independent directors as a group.

Applicable ownership percentages are based on 26,340,000 of our ordinary shares issued and outstanding after giving effect to the IPO.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person and entity listed on the table is 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

Shares Beneficially Owned (1)
Name of Beneficial Owner	Number	Percentage

Named Executive Officers and directors:

Mr. Cheung Lui	15,612,000	59.27
Mr. Jose Sfez	-	-

Mr. Chak Ka Wai	-	-

Independent Directors:
Mr. Lau Kai San	-	-
Ms. Luk Huen Ling Claire	-	-
Ms. Yau Yin Hung	-	-

All Executive Officers, directors and independent directors

5% Stockholders:

JME(2)	15,612,000	59.27

(1) The number of our Ordinary Shares to be outstanding after this Offering is based on 26,340,000 Ordinary Shares outstanding.

(2) JME is a company in which Mr. Cheung Lui holds 100% of the voting power.

7.B. Related Party Transactions

Material Transactions with Related Parties

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are material transactions of our Company entered into with related entities for the three fiscal years ended September 30, 2023, 2024 and 2025, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Hong Kong law.

List of Related Parties

Name of related party	Relationship with the Company
Cheung Lui (“Mr. Cheung”)	Chief Executive Officer and indirect controlling shareholder of the Company
Jose Sfez (“Mr. Sfez”)	Chairman and Director of the Company
Seven Retail Limited	Entity controlled by Mr. Sfez
Red and Blue LLC	Entity controlled by Mr. Sfez

Related party balances consisted of the following:

		As of September 30,
		2024	2025	2025
Name	Nature	HKD	HKD	USD

Mr. Cheung	Amount due to a shareholder	$3,598,750	$2,150	$277
Red and Blue LLC	Accounts receivable	$97,449	$169,419	$21,774

As of September 30, 2024 and 2025, the amount due to a shareholder represented the temporary advances made by the Company. This advance made by Mr. Cheung under this facility is non-interest bearing, unsecured and repayable on demand.

As of September 30, 2024 and 2025, the account receivable represented the trade receivable from product sales with the related party. The amount is unsecured, interest-free and 45 days credit term is granted. The balance was subsequently settled in full.

The related party transactions were summarized as follows:

		For the years ended September 30,
		2023	2024	2025	2025
Name	Nature	HKD	HKD	HKD	USD

Mr. Cheung	Dividends declared	$5,700,000	$-	$-	$-

Seven Retail Limited	Consultancy fee	$2,040,000	$680,000	$-	$-

Red and Blue LLC	Product sales	$865,816	$921,256	$1,009,312	$129,717

For the years ended September 30, 2023, 2024 and 2025, the director of the Company, Mr. Cheung provided the personal guarantees and a legal charge over his personal property under banking facilities at no fee charge.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

[included]

8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A. Share capital

Our authorized share capital is US$500,000 divided into 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares at a par value of US$0.001 each, consisting of 18,534,000 Class A Ordinary Shares issued and outstanding, and 7,806,000 Class B Ordinary Shares issued and outstanding.

10.B. Memorandum and articles of association

Our Memorandum and Articles of Association

The following are summaries of certain material provisions of our Amended Memorandum and Amended and Restated Articles of Association (which we refer to as our Memorandum and Articles of Association below) and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. This summary is qualified in its entirety by reference to the complete text of the Memorandum and Articles of Association. A copy of the Memorandum and Articles of Association have been filed as exhibits to the registration statement filed in connection with this report.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares on a one vote for one share basis.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders will require the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find More Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

10.C. Material contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

10.D. Exchange controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

10.E. Taxation

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75.0% or more of our gross income for such year consists of certain types of “passive” income or (b) 50.0% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our recent IPO) and the expected market price of our Ordinary Shares following our IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	September 30, 2024	September 30, 2025

Year-end US$:HK$ exchange rate	7.7693	7.7809

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

None.

12.B. Warrants and Rights

None.

12.C. Other Securities

None.

12.D. American Depositary Shares

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

None.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Management’s Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

Changes in Internal Control over Financial Reporting

During the fiscal year ended September 30, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Arthur Kong as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ARK Pro CPA & Co, our independent registered public accounting firm, for the years indicated.

	Fiscal Years Ended September 30
	2025	2024
	US$’000	US$’000
Audit Fees	93	141
Audit Related Fees	35	7
Tax Fees	-	-
All Other Fees	-	-
Total	128	148

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Item 16D. Exemptions from the Listing Standards for Audit Committees

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

Item 16K. Cybersecurity

The Board of Directors has primary oversight responsibility for managing cybersecurity risks within the organization. At the management level, the Chief Executive Officer and the Chief Financial Officer are responsible for assessing and addressing material cybersecurity risks and incidents. They regularly engage with our IT service provider and business operations teams to review cybersecurity performance metrics, identify top risks, and evaluate the progress of cybersecurity programs and initiatives.

As of the date of this report, the Company has not encountered any cybersecurity incidents deemed material to the Company as a whole.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholders of 707 Cayman Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 707 Cayman Holdings Limited and Subsidiaries (“the Company”) as of September 30, 2024 and 2025, and the related consolidated statements of operations, change in stockholders’ equity and cash flows for the years ended September 30, 2023, 2024 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2025, and the results of its operations and its cash flows for the years ended September 30, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co
ARK Pro CPA & Co Certified Public Accountants
PCAOB ID: 3299

We have served as the Company’s auditor since 2024.

Hong Kong, China

January 16, 2026

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$12,820,596	$40,123,198	$5,156,627
Accounts receivable, net, third parties	7,355,202	24,901,744	3,200,368
Accounts receivable, net, related parties	97,449	169,419	21,774
Inventories, net	103,991	51,579	6,629
Deferred offering costs	3,719,760	-	-
Prepayments, current portion	953,370	5,076,546	652,437
Deposit and other receivables	124,560	1,072,934	137,893
Total current assets	25,174,928	71,395,420	9,175,728

Non-current assets:
Long-term prepayments, net of current portion	-	1,365,000	175,430
Plant and equipment, net	602,550	335,531	43,122
Right-of-use assets, net	6,156,518	3,690,451	474,296
Rental deposit	862,464	140,000	17,993
Total non-current assets	7,621,532	5,530,982	710,841

TOTAL ASSETS	$32,796,460	$76,926,402	$9,886,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,603,523	$19,048,856	$2,448,156
Customer deposits	421,146	10,504	1,350
Accrued liabilities and other payables	2,351,692	1,629,581	209,434
Amount due to a shareholder	3,598,750	2,150	277
Current portion of lease liabilities	3,415,438	3,423,397	439,974
Income tax payable	2,745,767	1,248,986	160,519
Total current liabilities	19,136,316	25,363,474	3,259,710

Long-term liabilities:
Lease liabilities	3,232,622	555,297	71,367
Other long-term liabilities	19,563	28,501	3,663
Total long-term liabilities	3,252,185	583,798	75,030

TOTAL LIABILITIES	22,388,501	25,947,272	3,334,740

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary share, US$0.001 par value, 500,000,000 shares authorized
Class A Ordinary Share, US$0.001 par value, 400,000,000 shares authorized, 12,394,000 and 18,534,000 shares issued and outstanding as of September 30, 2024 and 2025*	97,293	145,492	18,699
Class B Ordinary Share, US$0.001 par value, 100,000,000 shares authorized, 7,806,000 and 7,806,000 shares issued and outstanding as of September 30, 2024 and 2025*	61,277	61,277	7,875
Subscription receivables	(150,720)	-	-
Additional paid-in capital	-	169,207,544	21,746,526
Deferred compensation	-	(87,887,800)	(11,295,326)
Retained earnings (accumulated deficits)	10,400,109	(30,547,383)	(3,925,945)
Total shareholders’ equity	10,407,959	50,979,130	6,551,829

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,796,460	$76,926,402	$9,886,569

*	The share amounts are presented on a retroactive basis, giving effect to the effectiveness of Group Reorganization and Share Redesignation (see Note 1).

See accompanying notes to the consolidated financial statements.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD
Revenues, net
Revenue from external customers	$83,130,627	$86,757,848	$105,899,932	$13,610,241
Revenue from related parties	865,816	921,256	1,009,312	129,717
	83,996,443	87,679,104	106,909,244	13,739,958
Cost of revenue	(66,496,755)	(62,143,414)	(85,601,168)	(11,001,448)

Gross profit	17,499,688	25,535,690	21,308,076	2,738,510

Operating expenses:
Sales and distribution expenses, third parties	(547,544)	(778,226)	(1,785,831)	(229,515)
Sales and distribution expenses, related parties	(2,040,000)	(680,000)	-	-
Share-based compensation	-	-	(43,943,900)	(5,647,663)
Personnel and benefit costs	(4,899,068)	(7,115,663)	(6,788,297)	(872,431)
General and administrative expenses	(2,389,880)	(7,543,938)	(8,847,385)	(1,137,064)
Total operating expenses	(9,876,492)	(16,117,827)	(61,365,413)	(7,886,673)

Income (loss) from operations	7,623,196	9,417,863	(40,057,337)	(5,148,163)

Other income (expense):
Interest income	914	30,451	266,271	34,221
Interest expense	(55,363)	(456,597)	(265,775)	(34,157)
Government subsidies	4,800	-	-	-
Sundry income	-	33,206	338,652	43,523
Total other (expenses) incomes, net	(49,649)	(392,940)	339,148	43,587

Income (loss) before income taxes	7,573,547	9,024,923	(39,718,189)	(5,104,576)

Income tax expense	(1,012,496)	(1,563,477)	(1,229,303)	(157,990)

NET INCOME (LOSS)	$6,561,051	$7,461,446	$(40,947,492)	$(5,262,566)

Weighted average number of ordinary shares:
Basic and diluted*	20,200,000	20,200,000	22,004,808	22,004,808

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	$0.32	$0.37	$(1.86)	$(0.24)

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the effectiveness of Group Reorganization and Share Redesignation (see Note 1).

See accompanying notes to the consolidated financial statements.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares			Additional		Retained earnings	Total
	Number of Shares*	Amount	Number of Shares*	Amount	Subscription receivable	paid in capital	Deferred compensation	(accumulated deficits)	Stockholders’ Equity
		HKD		HKD	HKD	HKD	HKD	HKD	HKD
Balance at October 1, 2022	12,394,000	$97,293	7,806,000	$61,277	$(150,720)	$—	$—	$2,077,612	$2,085,462

Dividend distribution	—	—	—	—	—	—	—	(5,700,000)	(5,700,000)
Net income for the year	—	—	—	—	—	—	—	6,561,051	6,561,051

Balance at September 30, 2023	12,394,000	97,293	7,806,000	61,277	(150,720)	—	—	2,938,663	2,946,513

Net income for the year	—	—	—	—	—	—	—	7,461,446	7,461,446

Balance at September 30, 2024	12,394,000	97,293	7,806,000	61,277	(150,720)	—	$—	$10,400,109	$10,407,959

Proceeds from share subscription	—	—	—	—	150,720	—	—	—	150,720
Proceeds from initial public offerings, net of expenses	1,750,000	13,738	—	—	—	37,410,305	—	—	37,424,043
Shares issued for marketing and consulting services	4,390,000	34,461	—	—	—	131,797,239	(131,831,700)	—	—
Amortization of share- based compensation	—	—	—	—	—	—	43,943,900	—	43,943,900
Net loss for the year	—	—	—	—	—	—	—	(40,947,492)	(40,947,492)

Balance at September 30, 2025 (HKD)	18,534,000	$145,492	7,806,000	$61,277	$—	$169,207,544	$(87,887,800)	$(30,547,383)	$50,979,130

Balance at September 30, 2025 (USD)	18,534,000	$18,699	7,806,000	$7,875	$—	$21,746,526	$(11,295,326)	$(3,925,945)	$6,551,829

*	The share amounts are presented on a retroactive basis, giving effect to the effectiveness of Group Reorganization and Share Redesignation (see Note 1).

See accompanying notes to the consolidated financial statements.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD
Cash flows from operating activities:
Net income (loss)	$6,561,051	$7,461,446	$(40,947,492)	$(5,262,566)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Allowance for (reversal of) expected credit losses	–	55,341	(1,716)	(221)
Allowance for inventory obsolescence	–	–	51,579	6,629
Defined benefit cost	52,769	(33,206)	8,938	1,149
Depreciation of plant and equipment	177,715	300,575	281,419	36,168
Non-cash lease expense	390,444	3,687,878	3,760,461	483,294
Share-based compensation	–	–	43,943,900	5,647,663

Change in operating assets and liabilities:
Accounts receivable	(6,561,050)	367,944	(17,616,796)	(2,264,108)
Inventories	–	(103,991)	833	107
Deposits and other receivables	(108,436)	(11,124)	(225,910)	(29,034)
Prepayments	(1,021,330)	603,110	(5,488,176)	(705,339)
Accounts payable	3,415,642	(8,254,989)	12,445,333	1,599,472
Bills payable	730,353	(730,353)	–	–
Customer deposits	(1,012,555)	(362,180)	(410,642)	(52,776)
Accrued liabilities and other payables	406,075	1,430,093	(722,111)	(92,805)
Amounts due from related parties	(3,403,178)	406,566	–	–
Lease liabilities	(140,000)	(3,446,780)	(3,963,760)	(509,422)
Income tax payable	1,012,496	1,563,477	(1,496,781)	(192,366)
Net cash provided by (used in) operating activities	499,996	2,933,807	(10,380,921)	(1,334,155)

Cash flows from investing activities:
Purchase of plant and equipment	(855,588)	(50,133)	(14,400)	(1,851)
Net cash used in investing activities	(855,588)	(50,133)	(14,400)	(1,851)

Cash flows from financing activities:
Dividends paid	–	(2,690,000)	–	–
Payment of offering costs	–	(3,719,760)	(13,456,197)	(1,729,388)
Proceeds from share subscription	–	–	150,720	19,371
Proceeds from initial public offerings	–	–	54,600,000	7,017,183
Advance to a shareholder	(3,000,000)	–	(5,078,600)	(652,700)
Repayment from a shareholder	–	3,596,600	1,482,000	190,466
Net cash (used in) provided by financing activities	(3,000,000)	(2,813,160)	37,697,923	4,844,932

Net change in cash and cash equivalent	(3,355,592)	70,514	27,302,602	3,508,926

BEGINNING OF YEAR	16,105,674	12,750,082	12,820,596	1,647,701

END OF YEAR	$12,750,082	$12,820,596	$40,123,198	$5,156,627

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$–	$–	$2,726,084	$350,356
Cash paid for interest	$–	$14,519	$14,540	$1,869

Non-cash investing and financing activities:
Special dividends to the shareholder offset against amount due from the shareholder	$3,000,000	$–	$–	$–

See accompanying notes to consolidated financial statements.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － BUSINESS OVERVIEW AND BASIS OF PRESENTATION

707 Cayman Holdings Limited (“the Company”) was incorporated in Cayman Islands (“Cayman”) on February 2, 2024. The Company through its subsidiaries (collectively referred to as the “Company”) are principally engaged in (i) the sale of quality apparel products and (ii) the provision in supply chain management total solutions, among the customers throughout Western Europe, North America, the Middle East and East Asia. The operation is mainly based in Hong Kong.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Ownership

Beta Alpha Holdings Limited (“Beta Alpha”)	●	BVI company	100% owned by the Company
	●	Incorporated on February 14, 2024
	●	Issued and outstanding 1 ordinary share for US$1
	●	Investment holding

707 International Limited (“707IL”)	●	Hong Kong company	100% owned by Beta Alpha
	●	Incorporated on January 4, 2021
	●	Issued and outstanding 10,000 ordinary shares for HK$10,000
	●	Sale and distribution of fashion apparel

Bao Xing Feng Textile Limited (“BXF”)	●	Hong Kong company	100% owned by 707IL
	●	Incorporated on August 4, 2025
	●	Issued and outstanding 10,000 ordinary shares for HK$10,000
	●	Sale and distribution of fashion apparel

Reorganization

Since February 2024, the Company anticipated several transactions for the purposes of a group reorganization (“Group Reorganization”).

Prior to a Group Reorganization, 707IL was held as to 100% by Mr. Cheung Lui (“Mr. Cheung”). Following the formation of the Company, JME International Holdings Limited (“JME”), who is controlled by Mr. Cheung, ultimately owned 999,999 ordinary shares of the Company.

On August 26, 2024, the Company issued 1 ordinary share to JME in exchange of transferring 100% equity interest of 707IL by Mr. Cheung. The Company completed a share swap transaction on August 26, 2024, whereby the entire share capital of 707IL was transferred to Beta Alpha resulting in the Company being comprised of Beta Alpha and 707IL as its direct and indirect wholly-owned subsidiaries, respectively.

On October 9, 2024, for the purpose of the initial public offering, all of the current shareholders proportionately subscribed the additional 19,200,000 ordinary shares at par value, for a cash consideration of US$19,200, in aggregate. At the date of filing, the total number of ordinary shares which the Company is authorized to issue 500,000,000 ordinary shares, consisting of 20,200,000 ordinary shares issued and outstanding, at a par value of US$0.001.

The Company completed a Group Reorganization on October 9, 2024.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. Cheung, as a sole owner, as if the Group Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Initial Public Offering

On June 10, 2025, the Company consummated its initial public offering (the “IPO”) of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately US$5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

2025 Equity Incentive Plan

The Company adopted the 2025 Equity Incentive Plan (the “Plan”) on March 7, 2025, which was further revised and approved on June 5, 2025. On June 13, 2025, the Company issued 4,390,000 ordinary shares at the market price of US$3.85 per share to certain consultants for their compensations to be rendered marketing and business developments services to the Company.

Formation of a New Subsidiary

On August 4, 2025, the Company established a wholly-owned subsidiary namely Bao Xing Feng Textile Limited (“BXF”), a Hong Kong limited liability company with a paid-up capital of HK$10,000 (US$1,282). BXF is mainly engaged in the sale and distribution of fashion apparel.

Investor’s Placements

On November 20, 2025, the Company entered into an Equity Purchase with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 750,360 ordinary shares to the Investor as part of the consideration.

Share Redesignation

On December 18, 2025, the Company resolved and approved a share redesignation to reclassify the authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 ordinary shares at a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares at a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares at a par value of US$0.001 each. Every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

As part of the redesignation, the 15,612,000 issued ordinary shares at a par value US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares. The remaining 10,728,000 issued ordinary shares of par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares. The 381,466,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares and the 92,194,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association. All share and per share amounts have been retroactively adjusted to reflect the Share Redesignation for all years presented.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

●	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is not an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

●	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

●	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment, impairment of long-lived assets, allowance for expected credit losses, allowance for revenue recognition, retirement plan cost, leases, share-based compensation, income tax provision, deferred taxes and uncertain tax position.

●	Foreign Currency Transaction

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HKD” or “HK$”), which is the reporting currency of the Company. HKD is also the functional currency of the Company’s operating subsidiaries.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for foreign currency transactions pursuant to ASC Topic 830, Foreign Currency Matters (“ASC 830”). In accordance with ASC 830, monetary balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the statement of operations, the exchange rates applicable on the relevant transaction dates are used. Gains or losses arising from changes in the exchange rates used in the translation of such transactions and from the remeasurement of the monetary balance sheet items are recorded as gain (loss) on foreign currency transactions.

●	Convenience Translation

Translations of amounts in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2025 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.7809, as published in the United States Federal Reserve Board on September 30, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

●	Accounts Receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest and are considered overdue after 90 days from the date of sale invoices. The Company records impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of customers’ credit and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

●	Allowance for Credit Losses

In accordance with ASC Topic 326, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. For the years ended September 30, 2023, 2024 and 2025, the Company recognized an allowance for expected credit losses of HK$0, HK$55,341 and a reversal of expected credit losses of HK$1,716 (US$221), respectively.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Inventories

Inventories are comprised of finished apparel products, and are stated at cost, on a weighted average basis, which is recorded at the lower of cost or net realizable value and adjusted as appropriate for decrease in valuation and obsolescence. The Company records provisions for obsolete, slow-moving, or excess inventory based on management’s estimates of future demand and market conditions. Such provisions are charged to general and administrative expenses in the consolidated statements of operations.

●	Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”). Such costs are deferred until the closing of the IPO offering, at which time the deferred costs are offset against the offering proceeds. In the event the IPO offering is unsuccessful or aborted, the costs will be expensed.

●	Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold improvements	Shorter of 3 years or the term of lease
Office equipment	5 years
Motor vehicle	5 years
Computer equipment	3 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended September 30, 2023, 2024 and 2025.

●	Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Certain portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows:

The Company typically enters into purchase orders with its customers where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

Revenue from product sales is recognized at a point in time when the goods are delivered and transferred to customers, being at the point that the customer obtains the control of the goods under the free on board (“FOB”) and the Company has presented the right of payment and collection of the consideration is probable.

Payments received at the signing of the contracts with the customers are recognized as customer deposits and included in liabilities on the balance sheet. Customer deposits are recognized as revenue when the goods and services are transferred to and accepted by the customers. As of September 30, 2024 and 2025, the customer deposits were HK$421,146 and HK$10,504 (US$1,350), respectively.

The Company began the sales of products under its own label since February 2024. The Company recognizes revenue when the customer obtains control of the Company’s product based on the contractual shipping terms, at which time the performance obligation is deemed to be completed. The Company is primarily responsible for fulfilling the promise to deliver the product and bears risk of loss while the inventory is in-transit to the purchaser.

The Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 10-30 days upon the receipt of products by the customers.

Revenue from sourcing service is generated as a merchandizer to facilitate the production, price and tariff, stability and quality of fabric and apparel for Company’s customers, upon the agreed upon terms and condition, as a single performance obligation. Such fees are charged at the specific percentage based on the invoice value of the order made by the Company’s customer and billed to its customer when the service is rendered. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

Revenue from logistic service encompasses fees paid for logistic and supply chain support provided by the Company to the customer, with a single performance obligation. Such fees are fixed and billed on a monthly basis. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes each period’s obligations.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Principal vs Agent Considerations

When another party is involved in providing goods to the customer, the Company will apply the principal versus agent guidance in ASC Topic 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the shipment term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following tables present the revenue streams by products and geographical region as follows:

		Years ended September 30,
Type of revenue	Point of recognition	2023	2024	2025	2025
		HKD	HKD	HKD	USD

Product sales	Point in time	$81,623,606	$84,490,029	$103,639,251	$13,319,699
Product sales (self-branded)	Point in time	-	601,458	2,574	331
Sourcing service	Point in time	2,207,276	594,708	1,262,844	162,300
Logistic service	Point in time	165,561	1,992,909	2,004,575	257,628
Total		$83,996,443	$87,679,104	$106,909,244	$13,739,958

	Years ended September 30,
By geographic region	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Western Europe	$51,550,492	$55,421,000	$31,860,524	$4,094,709
North America	31,488,475	23,930,354	45,271,596	5,818,298
Middle East	103,868	5,569	1,822	234
East Asia	853,608	8,322,181	29,775,302	3,826,717
Total	$83,996,443	$87,679,104	$106,909,244	$13,739,958

●	Cost of Revenues

Cost of revenues primarily consists of purchase costs of merchandizes, the shipping and fulfilment costs incurred during the delivery to the customers.

●	Shipping and Handling Costs

Shipping costs incurred to deliver the products from the warehouse to the fulfilment location of the Company are included in cost of revenue in the consolidated statements of operations and comprehensive income and totaled HK$1,413,459, HK$1,534,507 and HK$3,115,557 (US$400,411) for the years ended September 30, 2023, 2024 and 2025, respectively.

●	Segment Reporting

ASC Topic 280, Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major users in consolidated financial statements for details on the Company’s business segments.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures”, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the CODM. However, the CODM evaluates the Company’s performance based solely on consolidated financial results, and no additional measures or expense categories are used for internal decision-making.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), the Chief Executive Officer of the Company for making decisions, allocating resources and assessing performance. Consequently, the Company has determined that it has only one reportable operating segment in Hong Kong.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operations as the related employee service are provided.

●	Leases

The Company adopts the FASB Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases and there was no lease with a duration of twelve months or less.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended September 30, 2023, 2024 and 2025, the Company did not have any interest and penalties associated with tax positions. As of September 30, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Net Income (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

●	Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at the grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized on a straight-line basis over the award requisite service period.

●	Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

●	Commitments and Contingencies

The Company follows the ASC Topic 450-20, Contingencies, to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, prepayments, deposit and other receivables, accounts payable, customer deposits, accrued liabilities and other payables and amount due to a shareholder approximate at their fair values because of the short-term nature of these financial instruments.

●	Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In March 2024, the FASB issued ASU 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company adopted this new standard on its consolidated financial statements for the year ended September 30, 2025.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements which is expected to result in enhanced disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and cash flows.

NOTE 3 － LIQUIDITY AND CAPITAL RESOURCES

On June 10, 2025, the Company completed its IPO and raised net proceeds of approximately US$5.2 million, after deducting underwriting discounts and commissions and expenses associated with the offering of US$7.0 million.

As of September 30, 2025, the Company had cash and cash equivalents of approximately HK$40.1 million (US$5.2 million) and positive working capital of approximately HK$46.0 million (US$5.9 million). For the year ended September 30, 2025, the Company reported a net loss of approximately HK$40.9 million (US$5.3 million), primarily attributable to non-cash share-based compensation expenses associated with marketing and business development services. The Company also recorded negative operating cash flows of approximately HK$10.4 million (US$1.3 million).

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company expects the marketing and operational costs to continue increasing to maintain its status as a publicly traded company and to support significant business development initiatives to expand its customer base. Management continues to monitor and analyze the cash and cash equivalents, the Company’s ability to generate sufficient revenue in the future, and its operating and capital expenditure commitments. Based on the current projection of revenue and expenses, management believes that existing cash and cash equivalents will be sufficient to meet all financial obligations in the next 12 months from the date of these consolidated financial statements.

NOTE 4 － SEGMENT REPORTING

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

In accordance with ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the chief operating decision maker (“CODM”). The Company’s CODM is the Chief Executive Officer, who is responsible for reviewing performance and making decisions regarding resource allocation. For the years ended September 30, 2023, 2024 and 2025, the Company operates one single business segment, in accordance with ASC Topic 280.

Additional details about each of its corporate income and expenses of the reportable segment were set forth below:

	Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Revenue from external customers	$83,130,627	$86,757,848	$105,899,932	$13,610,241
Revenue from related parties	865,816	921,256	1,009,312	129,717
Total revenues, net	83,996,443	87,679,104	106,909,244	13,739,958
Cost of revenue	(66,496,755)	(62,143,414)	(85,601,168)	(11,001,448)
Gross profit	17,499,688	25,535,690	21,308,076	2,738,510
Sales and distribution expenses, third parties	(547,544)	(778,226)	(1,785,831)	(229,515)
Sales and distribution expenses, related parties	(2,040,000)	(680,000)	-	-
Share-based compensation	-	-	(43,943,900)	(5,647,663)
Personnel and benefit costs	(4,899,068)	(7,115,663)	(6,788,297)	(872,431)
Depreciation and amortization	(512,797)	(3,546,375)	(3,790,645)	(487,173)
Legal and professional fee	-	(1,262,899)	(2,230,218)	(286,627)
(Allowance for) reversal of expected credit losses	-	(55,341)	1,716	221
Allowance for obsolete inventories	-	-	(51,579)	(6,629)
General and administrative expenses	(1,877,083)	(2,679,323)	(2,776,659)	(356,856)
Total operating expenses	(9,876,492)	(16,117,827)	(61,365,413)	(7,886,673)
Income (loss) from operations	7,623,196	9,417,863	(40,057,337)	(5,148,163)

Other income (expense):
Interest income	914	30,451	266,271	34,221
Interest expense	(55,363)	(456,597)	(265,775)	(34,157)
Government subsidies	4,800	-	-	-
Sundry income	-	33,206	338,652	43,523
Total other (expenses) incomes, net	(49,649)	(392,940)	339,148	43,587

Income (loss) before income taxes	7,573,547	9,024,923	(39,718,189)	(5,104,576)

Income tax expense	(1,012,496)	(1,563,477)	(1,229,303)	(157,990)

SEGMENT PROFIT (LOSS)	$6,561,051	$7,461,446	$(40,947,492)	$(5,262,566)

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Based on the management’s assessment, the Company determined that it has one reportable operating segment, as defined by ASC Topic 280. For the years ended September 30, 2023, 2024 and 2025, the Company’s revenues are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Years ended September 30,
By geographic region	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Western Europe	$51,550,492	$55,421,000	$31,860,524	$4,094,709
North America	31,488,475	23,930,354	45,271,596	5,818,298
Middle East	103,868	5,569	1,822	234
East Asia	853,608	8,322,181	29,775,302	3,826,717
Total	$83,996,443	$87,679,104	$106,909,244	$13,739,958

Substantially, all of the Company’s revenues and assets are locally generated in Hong Kong.

NOTE 5 － ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD

Accounts receivable, at cost	$7,507,992	$25,071,163	$3,222,142
Less: allowance for expected credit losses	(55,341)	-	-
Accounts receivable, net	$7,452,651	$25,071,163	$3,222,142

For the years ended September 30, 2023, 2024 and 2025, the Company recognized an allowance for expected credit losses of HK$0, HK$55,341 and a reversal of expected credit losses of HK$1,716 (US$221), respectively.

The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Up to the date of the report, the Company collected approximately 99% of the net accounts receivable balance as of September 30, 2025.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 － INVENTORIES

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD

Goods for product sales	$103,991	$103,158	$13,258
Allowance for inventory obsolescence	-	(51,579)	(6,629)
	$103,991	$51,579	$6,629

For the years ended September 30, 2023, 2024 and 2025, allowance for inventory obsolescence was recognized HK$0, HK$0 and HK$51,579 (US$6,629), respectively.

NOTE 7 － PREPAYMENTS

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD
Current assets:
Prepayments for marketing expenses	$-	$4,387,492	$563,880
Prepayments for operation	953,370	689,054	88,557
	$953,370	$5,076,546	$652,437

Non-current assets:
Prepayments for marketing expenses	-	1,365,000	175,430
Total	$953,370	$6,441,546	$827,867

The long-term prepayments represented the marketing services charges paid in advance by the Company, in a term of service periods exceeding 12 months.

The current portion of long-term prepayments as of September 30, 2025 represented the prepaid expenses to be delivered and completed over their requisite service periods within 12 months.

NOTE 8 － PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD
As cost:
Leasehold improvements	$196,022	$196,022	$25,193
Office equipment	185,927	185,927	23,895
Motor vehicles	290,000	290,000	37,271
Computer equipment	435,946	450,346	57,878
	1,107,895	1,122,295	144,237
Less: accumulated depreciation	(505,345)	(786,764)	(101,115)
Plant and equipment, net	$602,550	$335,531	$43,122

Depreciation expense for the years ended September 30, 2023, 2024 and 2025 were HK$177,715, HK$300,575 and HK$281,419 (US$36,168), respectively.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 － ACCRUED LIABILITIES AND OTHER PAYABLES

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD

Accrued professional fee	$416,737	$986,818	$126,826
Accrued offering costs	880,000	-	-
Accrued operating expenses	1,054,955	642,763	82,608

	$2,351,692	$1,629,581	$209,434

NOTE 10 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company entered into commercial operating leases with various third parties for the use of offices, warehouse and staff quarter in Hong Kong. These leases have original terms exceeding 1 year, but not more than 3 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of September 30,
	2024	2025	2025
	HKD	HKD	USD
Operating lease:
Right-of-use assets, net	$6,156,518	$3,690,451	$474,296

Lease liabilities:
Current lease liabilities	$3,415,438	$3,423,397	$439,974
Non-current lease liabilities	3,232,622	555,297	71,367
Total lease liabilities	$6,648,060	$3,978,694	$511,341

Operating lease expense for the years ended September 30, 2023, 2024 and 2025 were HK$390,444, HK$3,687,878 and HK$3,760,461 (US$ 483,294), respectively.

Other supplemental information about the Company’s operating lease as of September 30,

	2024	2025
Weighted average discount rate	5.6%	4.9%
Weighted average remaining lease term (years)	1.8-1.9 years	0.1-1.7 years

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of September 30, 2025 in the next two years:

For the year ending September 30,	HKD	USD

2026	$3,510,006	$451,105
2027	560,000	71,971
Total minimum lease payments	4,070,006	523,076
Less: imputed interest	(91,312)	(11,735)
Future minimum lease payments	$3,978,694	$511,341

NOTE 11 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Island on February 2, 2024, with authorized to issue one class of ordinary share. The total number of ordinary shares which the Company is authorized to issue 500,000,000 ordinary shares.

Initial Public Offering

On June 10, 2025, the Company consummated its IPO of 1,750,000 ordinary shares at the offering price of US$4.00 per share. The aggregate net proceeds from the IPO, net of underwriting discount and offering expenses, were approximately US$5.2 million. The ordinary shares of the Company were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “JEM” on June 9, 2025.

2025 Equity Incentive Plan

The Company adopted the 2025 Equity Incentive Plan (the “Plan”) on March 7, 2025, which was further revised and approved on June 5, 2025. The maximum number of Ordinary Shares that are available for issuance under the Plan is 4,390,000 ordinary shares.

As of September 30, 2025, the Company has no shares to be issued under the Plan.

Share-Based Compensation

On June 13, 2025, the Company issued 4,390,000 ordinary shares at the current market price of US$3.85 per share to certain service providers to settle their agreements for marketing and business development services for their requisite services in a contractual period from June 2025 to May 2026. These share-based service expenses are measured as stock award to these service providers and consultants at the fair value based on the current market price at the date of grant and are recorded as deferred compensation of approximately HK$131.8 million (US$17.0 million) under equity section. For the year ended September 30, 2025, such deferred compensation is amortized as expenses of HK$43.9 million (US$5.6 million) over the vesting period, which is generally 12 months.

As of September 30, 2025, total unrecognized compensation cost was approximately HK$87.9 million (US$11.3 million), which is expected to be recognized on a straight-line basis over the remaining vesting period.

Share Redesignation

On December 18, 2025, the Company resolved and approved a share redesignation to reclassify the authorized share capital from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 shares at a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares at a par value of US$0.001 each and (ii) 100,000,000 class B ordinary shares at a par value of US$0.001 each. Every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As part of the redesignation, 15,612,000 issued ordinary shares at a par value of US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares. The remaining 10,728,000 issued ordinary shares at a par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares. The 381,466,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares and the 92,194,000 authorized but unissued ordinary shares at a par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association. All share numbers and per share amounts have been retroactively adjusted to reflect the Share Redesignation for all years presented.

At the date of this report, the Company is authorized to issue 400,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares at a par value of US$0.001 each, consisting of 18,534,000 Class A Ordinary Shares issued and outstanding, and 7,806,000 Class B Ordinary Shares issued and outstanding.

NOTE 12 － NET INCOME (LOSS) PER SHARE

	Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Numerator:
Net income (loss) attributable to the Company’s shareholders	$6,561,051	$7,461,446	$(40,947,492)	$(5,262,566)

Denominator:
Weighted average ordinary shares outstanding
Basic and diluted	20,200,000	20,200,000	22,004,808	22,004,808

Net income (loss) per share
Basic and diluted	$0.32	$0.37	$(1.86)	$(0.24)

* The share amounts and per share data are presented on a retroactive basis, giving effect to the effectiveness of Group Reorganization and Share Redesignation (see Note 1).

Basic earnings per ordinary share are computed by dividing net income available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. As a result, under the two-class method in accordance with ASC 260, net income available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis.

For the year ended September 30, 2025, diluted weighted-average ordinary shares outstanding is equal to basic weighted-average ordinary shares, due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 － INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Years ended September 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Current income tax	$1,012,496	$1,563,477	$1,229,303	$157,990
Deferred income tax	-	-	-	-

Income tax expense	$1,012,496	$1,563,477	$1,229,303	$157,990

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong that are subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, 707Cayman is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Beta Alpha is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

707IL and BXF are operating in Hong Kong and are subject to the Hong Kong profits tax at the two-tiered income tax rates at the rate of 8.25% on the estimated assessable income up to HK$2,000,000 and 16.5% on any part of assessable income over HK$2,000,000 arising in Hong Kong during its tax year.

The reconciliation of the differences between income tax expense computed at the Hong Kong income tax rate of 16.5% and the Company’s income tax expense recorded for the years ended September 30, 2023, 2024 and 2025 are as follows:

	Years ended September 30,
	2023		2024		2025
	HKD	% of Pre-tax income	HKD	% of Pre-tax income	HKD	USD	% of Pre-tax income

Computed expected income tax expense (benefit)	$1,249,635	16.50%	$1,489,112	16.5%	$(6,553,501)	$(842,255)	16.50%
Income exempted from tax	(943)	(0.01)%	(10,503)	(0.12)%	(44,091)	(5,667)	0.11%
Non-deductible expenses for tax purpose	38,030	0.50%	262,113	2.90%	174,780	22,463	(0.44)%
Non-deductible share-based compensation expenses	–	0.00%	–	0.00%	7,250,744	931,864	(18.26)%
Tax adjustment	(109,226)	(1.44)%	(12,245)	(0.14)%	(9,960)	(1,280)	0.03%
Tax holidays	(165,000)	(2.18)%	(165,000)	(1.83)%	(165,000)	(21,205)	0.42%
Effect of tax rate differences in jurisdiction other than Hong Kong	–	0.00%	–	0.00%	576,331	74,070	(1.45)%
Income tax expense	$1,012,496	13.37%	$1,563,477	17.31%	$1,229,303	$157,990	(3.09)%

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended September 30, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

NOTE 14 － PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the years ended September 30, 2023, 2024 and 2025, the contribution to the defined benefit plans was approximately HK$171,064, HK$217,317 and HK$199,148 (US$25,594), respectively.

The defined benefit liabilities relate to government-mandated long-service payments. All full-time employees, including executive directors, are covered by program. An employee employed under a continuous contract for not less than five years is eligible for long service payments if the employee retires, resigns or is dismissed under qualifying conditions.

For the eligible employees to be retired, resigned or dismissed before May 1, 2025, long service payments are calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service subject to a maximum of HK$390,000 (US$50,123).

For the eligible employees to be retired, resigned or dismissed on or after 1 May 2025, long service payments are divided into two portions (i.e. pre-transition portion and post-transition portion). The pre-transition portion is calculated based on two-third of the salary for April 2025 (or average monthly salary for the twelve months ending April 30, 2025) and the reckonable years of service up to April 30, 2025. The post-transition portion is calculated based on two-third of the salary of last month (or average monthly salary over last twelve months) and the reckonable years of service counting from May 1, 2025 to the last day of employment. The total of the two portions is subject to a maximum of HK$390,000 (US$50,123).

The accrued benefit held in a mandatory provident fund scheme in respect of the employer’s contribution up to the end of employment that would be used to offset the pre-transition portion of long service payments is deemed the plan assets for the long-service payments.

For the years ended September 30, 2023, 2024, and 2025, the Company recognized the provision for long service payments under its defined benefit plan and the impact of these provisions on its consolidation financial statements is not material.

NOTE 15 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Name of related party	Relationship with the Company
Cheung Lui (“Mr. Cheung”)	Chief Executive Officer and indirect controlling shareholder of the Company
Jose Sfez (“Mr. Sfez”)	Chairman and Director of the Company
Seven Retail Limited	Entity controlled by Mr. Sfez
Red and Blue LLC	Entity controlled by Mr. Sfez

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Related party balances consisted of the following:

			As of September 30,
			2024	2025	2025
Name	Nature		HKD	HKD	USD

Cheung Lui	Amount due to a shareholder	(a)	$3,598,750	$2,150	$277

Red and Blue LLC	Accounts receivable	(b)	$97,449	$169,419	$21,774

(a)	As of September 30, 2024 and 2025, the amount due to a shareholder, Mr. Cheung Lui represented the temporary advances made to the Company. This advance made by Mr. Cheung under this facility is non-interest bearing, unsecured and repayable on demand.

(b)	As of September 30, 2024 and 2025, the amount represented trade receivable from product sales with a related party, Red and Blue LLC. The amount is unsecured, interest-free and granted with 45 days’ credit term. The balance was subsequently settled in full.

In the ordinary course of business, during the years ended September 30, 2023, 2024 and 2025, the Company has involved with transactions, either at cost or current market prices and in the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

		Years ended September 30,
Name	Nature	2023	2024	2025	2025
		HKD	HKD	HKD	USD

Cheung Lui	Dividends declared	$5,700,000	$-	$-	$-

Seven Retail Limited	Consultancy fee	$2,040,000	$680,000	$-	$-

Red and Blue LLC	Product sales	$865,816	$921,256	$1,009,312	$129,717

For the years ended September 30, 2023, 2024 and 2025, the director of the Company, Mr. Cheung provided the personal guarantees and a legal charge over his personal property under banking facilities at no fee charge (see Note 17).

Apart from the transactions and balances detailed above and elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 － CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)	Major customers

For the years ended September 30, 2023, 2024 and 2025, the individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balance at year-end dates, as follows:

	Years ended September 30,			As of September 30, 2025
	2023	2024	2025	Accounts receivable
				HKD

Customer A	48.03%	25.43%	3.09%	$-
Customer B	33.17%	23.71%	32.67%	5,249,086
Customer C	11.78%	7.20%	1.57%	7,306
Customer D	0.00%	28.52%	12.39%	5,280,183
Customer E	0.30%	2.35%	12.56%	715,394
Customer F	0.00%	1.06%	26.72%	$12,465,960

(b)	Major vendors

For the years ended September 30, 2023, 2024 and 2025, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at year-end dates, as follows:

	Years ended September 30,			As of September 30, 2025
	2023	2024	2025	Accounts payable
				HKD

Vendor A	20.93%	2.80%	0.00%	$-
Vendor B	13.05%	1.02%	9.63%	-
Vendor C	11.88%	17.42%	31.85%	12,016,398
Vendor D	0.28%	36.91%	14.87%	6,347,357
Vendor E	0.00%	0.00%	17.25%	$-

(c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash equivalents are maintained with high credit quality institutions in Hong Kong, the composition and maturities of which are regularly monitored by the management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (US$102,816), effective from October 1, 2024 if the bank in Hong Kong with which an individual/a company hold its eligible deposit fails.

As of September 30, 2024 and 2025, cash and cash equivalents of HK$12.8 million and HK$40.1 million (US$5.2 million) were maintained at financial institutions in Hong Kong, respectively, of which approximately HK$11.8 million and HK$38.5 million (US$4.9 million) were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(e)	Interest rate risk

The Company is exposed to interest rate risk primarily relating to the variable-rate import facility and is mainly concentrated on the fluctuation of HIBOR and USD reference rates arising from its bills payable. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

(f)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

NOTE 17 － COMMITMENTS AND CONTINGENCIES

Legal Contingency

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Banking Facilities

The Company was granted a line of credit with the maximum amount of HK$11.5 million (US$1.5 million), available in the form of import loans and trust receipts, with a credit term up to 90 days. Loans under trust receipts bear annual interest at the prevailing bank rates ranging as follows:

HKD currency	At HIBOR + 2% per annum
USD currency	At USD reference rate + 2.14% per annum

These banking facilities are secured by a legal charge over the property owned by the Company’s CEO and personally guaranteed by the Company’s CEO.

As of September 30, 2024 and 2025, the Company did not draw on this credit facility.

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of September 30, 2024 and 2025, the Company estimated and recorded the provision for long service payment to be HK$19,563 and HK$28,501 (US$3,663) and was reflected in the consolidated balance sheet as “other long-term liabilities” under long-term liabilities and the impact is considered not material to the operations.

No severance payment is provided since the Company has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria for making severance payment is remote.

As of September 30, 2024 and 2025, the Company did not have any significant commitments and contingencies involved.

707 CAYMAN HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 － SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2025, up to the date that the audited consolidated financial statements were available to be issued.

On November 20, 2025, the Company entered into an Equity Purchase with Hudson Global Ventures, LLC (the “Investor”) pursuant to which the Company will have the right, but not the obligation to sell to the Investor, and the Investor will have the obligation to purchase from the Company up to US$18,000,000 worth of the Company’s ordinary shares (the “Put Shares”) at the Company’s sole discretion over the next 24 months, subject to certain conditions precedent and other limitations. Concurrently with the execution of the Equity Purchase Agreement, the Company agreed to issue 750,360 ordinary shares to the Investor as part of the consideration.

On December 18, 2025, at an Extraordinary General Meeting, the Company approved to adopt a dual-class share structure consisting of Class A ordinary shares (one vote per share) and Class B ordinary shares (25 votes per share). Consequently, all then-issued ordinary shares were redesignated into Class A or Class B shares, resulting in a concentration of voting power in the Company’s controlling shareholder.

Item 19. Exhibits

Exhibit No.	Description of document
1.1	Amended and Restated Memorandum of Incorporation and Articles of Association
2.1	Description of Share Capital
8.1	List of Subsidiaries
10.1	Form of Independent Director Offer Letter
10.2	2025 Equity Incentive Plan
11.1	Code of Ethics
11.2	Insider Trading Policy
12.1	Certification of Officer Section 302
12.2	Certification of Officer Section 302
13.1	Certification of Officer 906
13.2	Certification of Officer 906
97.1	Clawback Policy

65

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: January 16, 2026

707 Cayman Holdings Limited

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Chak Ka Wai
Name:	Chak Ka Wai
Title:	Chief Financial Officer (Principal Financial Officer)

66